PROSPECTUS SUPPLEMENT                     Filed pursuant to Rules 424(b)(3)&(5)
MAY 30, 2002                                         Registration No. 333-53796

(TO PROSPECTUS DATED MAY 1, 2001)


                        COMMERCIAL NET LEASE REALTY, INC.

                                   $50,000,000

                              7.75% NOTES DUE 2012

                                 ---------------


              The notes will bear interest at the rate of 7.75% per year. Interest on the notes is payable semi-annually on June 1 and December 1, commencing December 1, 2002. The notes mature June 1, 2012, and are redeemable at any time at our option, in whole or in part. The redemption price will equal the sum of the outstanding principal of the notes being redeemed plus accrued interest and the Make-Whole Amount, as defined under the caption "Description of Notes - Optional Redemption". The notes do not have the benefit of any sinking fund.


              The notes are unsecured and rank equally with all of our other unsecured senior indebtedness. The notes will be issued only in registered form in denominations of $1,000.


              The public offering price is 99.426%. The underwriter has agreed to purchase the notes from us at 98.776% of their principal amount, which represents a .650% discount from the public offering price, resulting in aggregate proceeds to us of $49,388,000, before deducting expenses payable by us, plus accrued interest, if any, from June 4, 2002.


              The underwriter may retain the notes, purchase the notes for its own account or sell the notes to one of its affiliates. In addition, any affiliate of the underwriter may purchase the notes directly from us.


              The underwriter proposes to offer the notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. The price of the notes will include accrued interest, if any, from June 4, 2002.


              We do not intend to list the notes on any securities exchange or to include them in any automated quotation system. Currently there is no public market for the notes.

              INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-6 OF THIS PROSPECTUS SUPPLEMENT.

             NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               We expect that the notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 4, 2002.
                                 ---------------

                               WACHOVIA SECURITIES
                                 ---------------

                                TABLE OF CONTENTS



                                                                                                                       PAGE
                                              PROSPECTUS SUPPLEMENT

   Summary......................................................................................................       S-3
   Risk Factors.................................................................................................       S-6
   Use of Proceeds..............................................................................................       S-11
   Ratio of Earnings to Fixed Charges...........................................................................       S-11
   Capitalization...............................................................................................       S-12
   Certain Federal Income Tax Considerations....................................................................       S-13
   Description of Notes.........................................................................................       S-14
   Underwriting.................................................................................................       S-20
   Ratings......................................................................................................       S-20
   Legal Matters................................................................................................       S-21
   Experts......................................................................................................       S-21
   Incorporation of Certain Information by Reference............................................................       S-21
   How to Obtain More Information...............................................................................       S-21
   Forward Looking Statements...................................................................................       S-22

                                                   PROSPECTUS

   About this Prospectus........................................................................................          3
   Where You Can Find More Information..........................................................................          4
   Commercial Net Lease Realty, Inc.............................................................................          5
   Use of Proceeds..............................................................................................          5
   Ratios of Earnings to Fixed Charges and Preferred Stock
     Dividends..................................................................................................          5
   Description of Debt Securities...............................................................................          6
   Description of Preferred Stock...............................................................................         17
   Description of Depositary Shares.............................................................................         22
   Description of Common Stock..................................................................................         25
   Description of Common Stock Warrants.........................................................................         27
   Federal Income Tax Considerations............................................................................         28
   ERISA Considerations.........................................................................................         35
   Plan of Distribution.........................................................................................         37
   Legal Matters................................................................................................         38
   Experts......................................................................................................         38

                                     SUMMARY

        The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. In this prospectus supplement, the words "we," "our," "ours" and "us" refer to Commercial Net Lease Realty, Inc. and its subsidiaries and joint ventures, unless the context indicates otherwise. The following summary contains basic information about the offering.

                                   THE COMPANY

        We are a fully integrated, self-administered equity real estate investment trust (REIT) formed in 1984 that acquires, owns, manages and indirectly develops a diversified portfolio of high quality, freestanding properties that are generally leased to major retail businesses under full-credit, long-term commercial net leases.

        Our portfolio emphasizes properties that are located within intensive commercial corridors near traffic generators such as regional malls, business developments and major thoroughfares. These properties, which generally have purchase prices of up to $10.0 million, attract a wide array of established retail tenants, such as Academy, Barnes & Noble, Bed Bath & Beyond, Best Buy, Borders, CVS, Eckerd, Food 4 Less, IHOP, Office Depot, OfficeMax, Supervalu, The Sports Authority, Wal-Mart and 7-Eleven. Consequently, we believe that such properties offer attractive opportunities for stable current returns and potential capital appreciation. In addition, we believe that the location and design of properties in this niche provide flexibility in use and tenant selection and an increased likelihood of advantageous re-lease terms upon expiration or early termination of the related leases.

        We generally acquire properties that are newly constructed or re-developed as of the time of acquisition. In addition, we generally acquire properties that are subject to a lease in order to avoid the risks of not finding a tenant on a timely basis and to provide an immediate revenue stream. Our leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance, and generally also provide that the tenant is responsible for roof and structural repairs. Such leases typically do not limit our recourse against the tenant and any guarantor in the event of a default and for this reason are considered "full-credit" leases. Our properties are leased on a long-term basis, generally 10 to 20 years, with renewal options for an additional 10 to 20 years.

        As of March 31, 2002, we owned (or in certain limited cases ground leased), either directly or through investment interests, 361 properties, located in 40 states. At March 31, 2002, our portfolio was 89% leased. The weighted average remaining initial lease term of our properties was approximately 12 years. Leases representing approximately 70% of annualized base rental income from our properties, as of March 31, 2002, have initial terms extending until at least December 31, 2012. Approximately 81% of annualized base rental income is derived from leases that provide for periodic, contractually fixed increases in base rent.

        Our address and phone number are:

         Commercial Net Lease Realty, Inc.
         450 S. Orange Avenue
         Suite 900
         Orlando, Florida 32801
         (407) 265-7348

                                    THE NOTES

         The following is a brief summary of certain terms of the notes. For a more complete description of the terms of the notes, see "Description of Notes" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus.


      Aggregate Principal Amount.............................     $50,000,000.

                                                                  The notes will mature June 1, 2012, unless previously
      Maturity...............................................     redeemed.

                                                                  The notes will bear interest at a rate of 7.75% per
                                                                  annum.  Interest will be paid semi-annually on June 1 and
      Interest Rate and Payment Dates........................     December 1, commencing December 1, 2002.

      Ranking................................................     The notes are our senior obligations. They are not secured by any of our property or assets and as a result, you will be one of our unsecured creditors. The notes are not obligations of any of our subsidiaries and will rank equally with our other
                                                                  unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to our mortgages, other secured
                                                                  indebtedness and to all indebtedness and other liabilities of our subsidiaries.

      Use of Proceeds........................................     We will use the net proceeds from the sale of the notes to repay borrowings under our credit facility that we incurred
                                                                  principally to finance development and acquisition activities.
                                                                  See "Use of Proceeds."

      Optional Redemption....................................     We may redeem some or all of the notes at any time at
                                                                  the redemption prices, including any "Make-Whole
                                                                  Amounts," described under "Description of the Notes -
                                                                  Optional Redemption," plus any interest that is due and
                                                                  unpaid on the date we redeem the notes. The notes will
                                                                  not have the benefit of a sinking fund.

      Certain Covenants......................................     We will issue the notes under an indenture with Wachovia
                                                                  Bank, National Association, as successor trustee. The
                                                                  indenture will, among other things, restrict our
                                                                  ability, and the ability of our subsidiaries, to:

                                                                  -   incur debt without meeting certain financial tests;

                                                                  -   secure debt with our assets and the assets of our
                                                                      subsidiaries; and

                                                                  -   sell certain assets or merge with other companies.

                                                                  For more details, see the section "Description of Notes -
                                                                  Certain Covenants."

                       RATIO OF EARNINGS TO FIXED CHARGES

         Our consolidated ratio of earnings to fixed charges for the three months ended March 31, 2002 was 3.03x and for the year ended December 31, 2001 was 2.09x. Our consolidated ratio of earnings to fixed charges and preferred distributions for the three months ended March 31, 2002 was 2.58x and for the year ended December 31, 2001 was 2.09x.

                                  RISK FACTORS

    In addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully review the following considerations in determining whether to purchase the notes.


A SUBSTANTIAL PORTION OF OUR REVENUE IS DERIVED FROM A SMALL NUMBER OF TENANTS.

    Eckerd accounted for approximately 13.7% of the annualized base rental income from our properties, or base rent, as of March 31, 2002. Our next five largest tenants - Best Buy, OfficeMax, Barnes & Noble, Academy and Borders Books & Music - accounted for an aggregate of approximately 26.8% of our base rent at March 31, 2002. The default, financial distress or bankruptcy of one or more of these tenants could cause additional vacancies among our properties. Vacancies reduce our revenues until we are able to re-lease the affected properties, and could decrease the ultimate sale value of each such vacant property. Upon the expiration of the leases that are currently in place, we may not be able to re-lease a vacant property at a comparable lease rate or without incurring additional expenditures in connection with such re-leasing.

VACANT PROPERTIES OR BANKRUPT TENANTS COULD ADVERSELY AFFECT OUR BUSINESS.

    As of May 30, 2002, we owned 26 vacant, unleased properties, which account for 8.3 percent of the total gross leasable area of the our portfolio. We are actively marketing these properties for sale or re-lease, but may not be able to sell or re-lease these properties on favorable terms or at all. Additionally, eight properties, representing 2 percent of the total gross leasable area of our portfolio, are leased to five tenants that have each filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As a result, each of the tenants has the right to reject or affirm its leases with us, which if rejected could increase our vacancy rate. The lost revenues and increased property expenses resulting from the rejection by any bankrupt tenant of any of their respective leases with us could have a material adverse affect on our liquidity and results of operations if we are unable to re-lease the properties at comparable rental rates and in a timely manner.

THE LOSS OF ANY MEMBER OF OUR MANAGEMENT TEAM COULD ADVERSELY AFFECT OUR
BUSINESS.

    We depend upon the services of James M. Seneff, Jr., as chairman of the board of directors and chief executive officer, and of Gary M. Ralston, as president. Loss of the services of either of Mr. Seneff or Mr. Ralston could have a material adverse effect on our business and financial condition. We have entered into employment agreements with both Mr. Seneff and Mr. Ralston. Our agreement with Mr. Seneff does not require that he devote all of his efforts to the company nor is it expected that he will devote all of his efforts to the company.

MR. SENEFF'S ABILITY TO DEVOTE HIS FULL ATTENTION TO US IS LIMITED.

    Mr. Seneff manages numerous business ventures, and his responsibilities to these other ventures will reduce the amount of time that he may devote exclusively to us.

WE MAY NOT BE ABLE TO REPAY OUR DEBT FINANCING OBLIGATIONS.

    While our organizational documents do not limit the level or amount of debt that we may incur, it is our current policy to maintain a ratio of total indebtedness to total assets (before accumulated depreciation) of not more than 50%. However, this policy is subject to reevaluation and modification by the board of directors without stockholder approval. If the board of directors modifies this policy to permit a higher degree of leverage and we incur additional indebtedness, debt service requirements would increase accordingly. Such an increase could adversely affect our financial condition and results of operations. In addition, increased leverage could increase the risk that we may default on our debt obligations, with resulting losses to our cash flow and asset value.

    We are subject to the risks associated with debt financing. These risks include our possible inability to generate cash through our operating activities sufficient to meet our required payments of principal and interest and that rising interest rates may cause the rate on our variable rate credit facility to rise. In addition, we may not be able to repay or refinance existing indebtedness, which generally will not have been fully amortized at maturity, on favorable terms. In the event that we are unable to refinance our indebtedness on acceptable terms, we may be forced to resort to alternatives that may adversely affect our ability to generate cash to pay our debt service obligations, such as disposing of properties on disadvantageous terms (which may also result in losses) and accepting financing on unfavorable terms.

THERE ARE A NUMBER OF RISKS INHERENT IN OWNING REAL ESTATE.

    Factors Beyond Our Control Affect Our Performance and Value. Changes in national, regional and local economic and market conditions may affect our economic performance and the value of our real estate assets. Local real estate market conditions may include excess supply and intense competition for tenants, including competition based on:

        -       rental rates,

        -       attractiveness and location of the property, and

        -       quality of maintenance, insurance and management services.


In addition, other factors may adversely affect the performance and value of our properties, including:

        - changes in laws and governmental regulations, including those governing usage, zoning and taxes,

        -       changes in interest rates and

        -       the availability of financing.

    Illiquidity of Real Estate Investments. Because real estate investments are relatively illiquid, our ability to adjust our portfolio promptly in response to economic or other conditions is limited. Certain significant expenditures generally do not change in response to economic or other conditions, including:

        -       debt service (if any),

        -       real estate taxes, and

        -       operating and maintenance costs.


This combination of variable revenue and relatively fixed expenditures may result, under certain market conditions, in reduced income from investment. Such reduction in investment income could have an adverse effect on our financial condition, results of operations and ability to service the notes.

    Environmental Matters. It is our policy, as part of our acquisition due diligence process, to obtain at least a Phase I environmental site assessment for each property. These studies typically include a review of historical information and a site visit, but not soil or ground water testing. Other than seven properties that we acquired under agreements executed before Phase I environmental site assessments became common practice, all of our properties have been subjected to Phase I environmental site assessments. The seven properties that were not subjected to Phase I site assessment are now leased to Golden Corral Corporation. To determine the status of the Golden Corral properties, we hired an environmental consultant in 1994 to review environmental regulatory databases containing a compilation of information by federal and state environmental agencies regarding sites reported to be contaminated. The consultant has advised us that none of the Golden Corral properties were identified in those databases. We cannot be sure, however, that such databases contain a complete and accurate list of all contaminated sites reported by federal and state environmental agencies. Further, we cannot be certain that we will not be required to undertake or pay for removal or remediation of any contamination of properties currently or previously owned by us or that the costs of such removal or remediation would not be material.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR SELECTIVE ACQUISITION STRATEGY OR FULLY REALIZE THE ANTICIPATED BENEFITS OF OUR RENOVATIONS AND DEVELOPMENT PROJECTS.

    We cannot assure that we will be able to implement our investment strategies successfully. Additionally, we cannot assure that our property portfolio will expand at all, or if it will expand at any specified rate or to any specified size. In addition, investment in additional real estate assets is subject to a number of risks. Because we expect to invest in markets other than the ones in which our current properties are located, we will also be subject to the risks associated with investment in new markets that may be relatively unfamiliar to our management.

    To the extent that we engage in development activities, we will be subject to the risks normally associated with such activities. Such risks include, without limitation, risks relating to the availability and timely receipt of zoning and other regulatory approvals, the cost and timely completion of construction (including risks from causes beyond our control, such as weather or labor conditions or material shortages) and the ability to obtain both construction and permanent financing on favorable terms. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken or provide a tenant the opportunity to terminate a lease. Any of these situations could have an adverse effect on our financial condition and results of operations and on the amount of funds available for distribution to stockholders.

WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE CAPTEC'S OPERATIONS WITH OURS.

    Our merger with Captec Net Lease Realty, Inc. was completed on December 1, 2001 and involves risks related to the integration and management of acquired properties and operations. Because we did not retain any of Captec's management, the integration of our company with Captec has been and will continue to be a complex and time-consuming process and may disrupt our business if not completed in a timely and efficient manner. We may encounter substantial difficulties, costs and delays involved in integrating our operations with those of Captec, including:

    -       perceived adverse changes in business focus;

    - potential conflicts in marketing or other important relationships; and

    - the diversion of our management's attention from other ongoing business concerns.

    Further, the merger poses risks for our ongoing operations, including that:

    - we may not achieve the cost savings and operating efficiencies that we expected; and

    -       the Captec portfolio may not perform as well as we anticipated.

    If we fail to integrate Captec successfully or fail to realize the intended benefits of the merger, we may face increased costs and inefficiencies that may result in reduced cash flow and adversely impact our ability to service our indebtedness, including the notes.

WE HAVE POTENTIAL SUBSTANTIAL FINANCIAL EXPOSURE AS A RESULT OF LAWSUITS FILED IN CONNECTION WITH OUR MERGER WITH CAPTEC.

    In 2001, following the public announcement of our proposed merger with Captec Net Lease Realty, Inc., certain Captec stockholders filed three lawsuits against Captec and its directors alleging breaches of fiduciary duty in connection with the merger and in connection with the sale of certain assets of Captec to CRC Acquisition LLC, a Michigan limited liability company controlled by a Captec officer. One of these lawsuits also named our company, but we have since been dismissed as a party to that lawsuit. In the lawsuits, which have been consolidated into a single action (the "Consolidated Action"), the plaintiffs are seeking a declaration that the action is properly maintainable as a class action, equitable relief that would enjoin the proposed merger, and unspecified damages. The plaintiffs also sought a preliminary injunction barring our proposed acquisition of Captec.

    Captec and the other defendants have entered into a Memorandum of Understanding with the plaintiffs ("MOU"), pursuant to which the parties agreed in principle to settle the Consolidated Action. Under the MOU, Captec agreed to provide to its shareholders additional disclosures concerning the proposed merger with us and agreed, if the settlement is approved ultimately by the court, to pay plaintiffs' attorneys' fees in an amount to be determined by the court but not to exceed $350,000. The parties agreed in the MOU to withdraw their preliminary injunction request, to negotiate and execute a Stipulation of Settlement, and to submit the Stipulation of Settlement to the court for approval. Captec and the other defendants have entered into and filed with the court a Stipulation and Agreement of Compromise, Settlement and Release (the "Stipulation"), and the court has scheduled a hearing for July 26, 2002, to determine, among other things, if the proposed settlement should be approved and the order and final judgment provided in the Stipulation should be entered. If the Stipulation is not approved by the court, the Consolidated Action could continue and could result in substantial damage awards against Captec and/or its directors, damages for which as successor in interest to Captec we could be responsible.

    On January 28, 2002, certain shareholders of Captec, who allege that they did not vote for the merger (and who allege that they caused a written demand for appraisal of their Captec shares to be served on Captec), caused to be served on our company a Petition for Appraisal of Stock ("Appraisal Action"). The Appraisal Action alleges that 1,072,146 shares of Captec dissented from the merger and seeks to require our company to pay to all Captec shareholders who demanded appraisal of their shares at such time the fair value of those shares, with interest from the date of the merger. The Appraisal Action also seeks that our company pay all costs of the proceeding, including attorneys' and experts' fees and expenses. The Appraisal Action could result in a substantial damage award against our company.

    In January 2002, Calapasas Investment Partnership No. 1 Limited Partnership, a Captec shareholder, filed a class action complaint against Captec, certain former Captec directors, and our company (as successor in interest to Captec) alleging that Captec and certain of its directors violated provisions of the Securities and Exchange Act of 1934, as amended, by misrepresenting the value of certain Captec assets on certain of its financial statements in 2000 and 2001 (the "Calapasas Action"). The Calapasas Action asserts that it is being brought on behalf of a class of persons and entities (except insiders) who purchased Captec common stock from August 9, 2000, to July 2, 2001. The Calapasas action seeks to be certified as a class action and seeks compensatory and punitive damages for the plaintiff and other members of the class, as well as costs and expenses, including attorneys' fees and accountants' and experts' fees. The Calapasas Action could result in substantial damage awards against Captec and/or its directors, damages for which we, as successor in interest to Captec, could be responsible.

    In addition, with respect to all three of these actions, to the extent that settlement negotiations and/or litigations require significant attention of our management, their attention could be diverted from the operations of our company.

TERRORIST ATTACKS, SUCH AS THE ATTACKS THAT OCCURRED IN NEW YORK AND WASHINGTON, D.C. ON SEPTEMBER 11, 2001, AND OTHER ACTS OF VIOLENCE OR WAR MAY AFFECT THE MARKETS IN WHICH WE OPERATE, OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND OUR ABILITY TO SERVICE THE NOTES.

    Terrorist attacks may negatively affect our operations. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks may directly impact our physical facilities or the businesses of our tenants.

    Also, as a result of terrorism, the United States has entered into an armed conflict which could have a further impact on our tenants. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

    More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economies. They also could result in, or cause a deepening of, economic recession in the United States or abroad. Any of these occurrences could have a significant adverse impact on our financial condition, results of operations and our ability to service the notes.

OUR FAILURE TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST FOR FEDERAL INCOME TAX PURPOSES WOULD AFFECT OUR ABILITY TO MAINTAIN OUR CURRENT LEVEL OF DISTRIBUTIONS AND COULD RESULT IN SIGNIFICANT TAX LIABILITY.

    We intend to operate in a manner that will allow us to continue to qualify as a real estate investment trust. Although we believe that we have been organized as, and our past and present operations qualify us as, a real estate investment trust, we cannot assure you that we have so qualified, or that we will remain qualified as a real estate investment trust in the future. This is because qualification as a real estate investment trust involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within our control.

    If we fail to qualify as a real estate investment trust, we will not be allowed a deduction for distributions to stockholders in computing taxable income and would become subject to federal income tax at regular corporate rates for both current and past years. In this event, we could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to stockholders would be reduced and possibly eliminated. Unless entitled to relief under certain statutory provisions, we would also be disqualified from treatment as a real estate investment trust for the four taxable years following the year during which we lost our qualification.

THERE WILL LIKELY BE A LACK OF PUBLIC MARKET FOR THE NOTES.

    The notes are a new issue of securities for which there are currently no active trading market. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects. We cannot assure the development of any market, or the liquidity of any market that may develop, for the notes. We do not intend to apply for listing on the notes on any securities exchange or for quotation on the Nasdaq National Market.

                                 USE OF PROCEEDS

    We estimate that the net proceeds from this offering will be approximately $49.3 million, after deducting estimated expenses and discounts from the offering. We intend to use the net offering proceeds to repay $49.3 million outstanding under our credit facility. After this repayment, we will have approximately $65.2 million outstanding and approximately $134.8 million available for future borrowings under the credit facility as of June 3, 2002. Borrowings outstanding under the credit facility, which expires on October 31, 2003, currently bear interest at a rate of LIBOR plus 1.15%.

                       RATIO OF EARNINGS TO FIXED CHARGES

    Our consolidated ratio of earnings to fixed charges for the three months ended March 31, 2002 was 3.03x and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 was 2.09x, 2.34x, 2.44x, 3.05x, and 3.43x, respectively. Our consolidated ratio of earnings to combined fixed charges and preferred distributions was 2.58x for the three months ended March 31, 2002 and 2.09x, 2.34x, 2.44x, 3.05x and 3.43x for the years ended December 31, 2001, 2000, 1999,
1998 and 1997, respectively. For the purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before taxes and extraordinary items. Fixed charges consist of:

        -       interest costs, whether expensed or capitalized, and

        - the amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized.

The ratios of earnings to fixed charges and preferred distributions were computed by dividing our earnings by fixed charges and preferred distributions.

                                 CAPITALIZATION

     The following table sets forth our historical capitalization as of March 31, 2002 and the capitalization as of that date as adjusted to reflect the sale of the notes offered hereby and the application of the estimated net proceeds of $49.3 million as described in "Use of Proceeds." The information set forth in the following table should be read in conjunction with our Consolidated Financial Statements (including the notes thereto) incorporated by reference herein and in the accompanying prospectus.

                                                                                         March 31, 2002
                                                                                          (Unaudited)
                                                                          ---------------------------------------------
DEBT:                                                                         Historical                  As Adjusted
                                                                              ----------                  -----------
                                                                                     (Dollars in Thousands)
          Credit facility...............................................        $110,900                   $61,562
          Mortgages payable.............................................          36,412                    36,412
          Term note.....................................................          70,000                    70,000
          Notes offered hereby..........................................               -                    50,000
          Notes due 2010................................................          19,888                    19,888
          Notes due 2008................................................          99,816                    99,816
          Notes due 2004................................................         101,111                   101,111
                                                                                --------                   -------

                Total debt..............................................        $438,127                  $438,789
                                                                             ===========                ==========
EQUITY:
          Preferred stock, $0.01 par value Authorized 15,000,000
            shares; 1,999,974 issued and outstanding....................         $50,000                   $50,000
          Common stock, $0.01 par value Authorized 90,000,000
            shares; issued and outstanding 40,651,053...................             406                       406
          Excess stock, $0.01 par value Authorized 105,000,000
            shares; none issued and outstanding.........................               -                         -
          Capital in excess of par value................................         532,279                   532,279
          Accumulated dividends in excess of net earnings ..............        (15,702)                  (15,702)
          Deferred compensation                                                  (2,654)                   (2,654)
                                                                                 -------                   -------

                Total stockholders' equity..............................        $564,329                  $564,329
                                                                                --------                  --------

                Total capitalization....................................      $1,002,456                $1,003,118
                                                                             ===========                ==========

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     Subject to the preliminary considerations set forth in the prospectus, the following is a general discussion of the material U.S. federal income tax considerations applicable to initial holders of the 7.75% notes due 2012 (the "Notes"). Except as specifically provided below with respect to Non-U.S. Holders (as defined below), the discussion is limited to holders of Notes that are U.S. Holders and who hold the Notes as capital assets. For purposes of this discussion, a "U.S. Holder" means a holder of Notes that for U.S. federal income tax purposes is (i) a citizen of the United States, (ii) a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have authority to control all substantial decisions of the trust. A "Non-U.S. Holder" means any beneficial owner of a Note that is not a U.S. Holder.

     Interest on the Notes. A U.S. Holder of the Notes generally will be required to report interest earned on the Notes as ordinary income in accordance with such U.S. Holder's method of tax accounting. The Notes are not expected to be issued with original issue discount for U.S. federal income tax purposes.

     Disposition of the Notes. Upon the sale, exchange, redemption, retirement or other disposition of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference (if any) between the amount realized (other than amounts attributable to accrued but unpaid stated interest which will be taxable as ordinary income) and such U.S. Holder's tax basis in the Note. The U.S. Holder's tax basis for a Note generally will be the purchase price for the Note. Such gain or loss shall be treated as long-term capital gain or loss if the Note was held for more than one year.

     Non-U.S. Holders. The rules governing the United States federal income taxation of Non-U.S. Holders are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Holders should consult with their own tax advisors to determine the impact of federal, state and local laws with regard to the Notes.

     A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on payments of interest on a Note, provided that (i) the Non-U.S. Holder is not (A) a direct or indirect owner of 10% or more of the total voting power of all our voting stock, (B) a controlled foreign corporation related to us through stock ownership, or (C) a bank whose receipt of interest on a Note is pursuant to a loan agreement entered into in the ordinary course of business; (ii) such interest payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States; and (iii) we or our paying agent receives certain information from the Non-U.S. Holder (or a financial institution that holds the Notes in the ordinary course of its trade or business) certifying that such holder is a Non-U.S. Holder. Generally a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on gains from the sale or other disposition of a Note provided that (i) such gains are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States; (ii) such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition and meets certain other requirements; and (iii) the Non-U.S. Holder is not subject to backup withholding (as described in the prospectus and as further modified below) as a result of failing to provide to the selling broker evidence establishing such holder's status as a Non-U.S. Holder, if required.

         RECENT DEVELOPMENTS

         Taxable REIT Subsidiaries. Beginning on January 1, 2001, we have been permitted to own up to 100% of the stock of one or more "taxable REIT subsidiaries" ("TRSs"). A TRS is a fully taxable corporation that may perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities, as well as provide services to our tenants, without disqualifying the rent that we receive from our tenants. We may lease space in a property to a TRS as long as at least 90% of the leased space in the property is rented to persons other than TRSs and related party tenants and the rent paid by the TRS is substantially comparable to the rent paid by the other tenants for comparable space.

         We and a subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs.

         The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm's-length basis.

         We made elections for TRSs beginning in 2001 for the purpose of complying with the REIT Modernization Act of 1999. We believe that the value of the stock of our TRSs constitutes less than 20% of the value of our assets and that all transactions between us and our TRSs are conducted on an arm's-length basis.

        Backup Withholding. The backup withholding rate has been reduced to 30% and is scheduled to be further reduced through 2006.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus under "Description of Debt Securities," to which reference is hereby made.


GENERAL


     The notes constitute a separate series of Debt Securities (which are more fully described in the accompanying prospectus) to be issued under an Indenture, dated as of March 25, 1998 (the "Original Indenture"), as supplemented by Supplemental Indenture No. 4 dated as of May 30, 2002 (the "Supplemental Indenture" and together with the Original Indenture, the "Indenture"), between us and Wachovia Bank, National Association, as successor trustee (the "Trustee"). The form of the Indenture has been filed as an exhibit to the Registration Statement of which this prospectus supplement is a part and is available for inspection at our offices. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the notes to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and the notes. You should carefully read the Indenture and the notes as they, and not this prospectus supplement and accompanying prospectus, govern your rights as a noteholder. All capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

     The notes will initially be limited to an aggregate principal amount of $50,000,000. The notes will be direct, senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be effectively subordinated to our mortgages and other secured indebtedness and to the indebtedness and other liabilities of our subsidiaries. Accordingly, such indebtedness must be satisfied in full before holders of the notes will be able to realize any value from encumbered or indirectly-held properties.

     As of March 31, 2002, on a pro forma basis after giving effect to the offering and the application of the proceeds therefrom, we would have had approximately $438.8 million of indebtedness, of which approximately $36.4 million would have been secured by 39 of our properties with a net book value of $76.1 million. We may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "-- Certain Covenants -- Limitations on Incurrence of Indebtedness."

     The notes will only be issued in fully registered form in denominations of $1,000 and integral multiples thereof.


PRINCIPAL AND INTEREST

     The notes will bear interest at 7.75% per annum and will mature on June 1, 2012. The notes will bear interest from June 4, 2002 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on June 1 and December 1 of each year, commencing December 1, 2002 (each, an "Interest Payment Date"), to the persons in whose name the applicable notes are registered in the Security Register on the preceding May 20 or November 20 (whether or not a Business Day, as defined below), as the case may be (each, a "Regular Record Date"). Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

     If any Interest Payment Date or Stated Maturity falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or Stated Maturity, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banks in the City of New York or in the City of Charlotte are authorized or required by law, regulation or executive order to close.

     The principal of and interest on the notes will be payable at the corporate trust office of the agent of the Trustee (the "Paying Agent") in the City of Charlotte, North Carolina, initially located at 1525 West W.T. Harris Boulevard, provided that, at our option, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States.

OPTIONAL REDEMPTION

     We may redeem the notes at any time at our option, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any, with respect to such notes (the "Redemption Price").

     If notice has been given as provided in the Indenture and funds for the redemption of any notes called for redemption shall have been made available on the redemption date referred to in such notice, such notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the notes will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any notes will be given to Holders at their addresses, as shown in the Security Register, not less than 30 days nor more than 60 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the notes held by such Holder to be redeemed.

     If we redeem less than all the notes, we will notify the Trustee at least 45 days prior to the giving of the redemption notice (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, notes to be redeemed in whole or in part. Notes may be redeemed in part in the minimum authorized denomination for notes or in any integral multiple thereof.

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the notes being redeemed or paid.

     "Reinvestment Rate" means .25 percent (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index as we shall designate.

CERTAIN COVENANTS

     Limitations on Incurrence of Indebtedness. We will not, and will not permit any Subsidiary to, incur any Indebtedness (as defined below) if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all of our outstanding Indebtedness and our Subsidiaries (determined on a consolidated basis in accordance with GAAP) is greater than 60 percent of the sum of (without duplication) (i) our Total Assets (as defined below) and those of our Subsidiaries, as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Indebtedness and
(ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by us or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

     In addition to the foregoing limitation on the incurrence of Indebtedness, we will not, and will not permit any Subsidiary to, incur any Indebtedness secured by any Encumbrance (as defined below) upon any of our properties or any Subsidiary if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all of our outstanding Indebtedness and our Subsidiaries (determined on a consolidated basis in accordance with GAAP) which is secured by any Encumbrance on our properties or any Subsidiary is greater than 40 percent of the sum of (without duplication) (i) our Total Assets, and those of our Subsidiaries, as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by us or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

     We and our Subsidiaries will not at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of Unsecured Indebtedness (as defined below) on a consolidated basis.

     In addition to the foregoing limitations on the incurrence of Indebtedness, we will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Debt Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Indebtedness and any other Indebtedness incurred by us and our Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Indebtedness, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Indebtedness by us and our Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period); (iii) in the case of Acquired Indebtedness (as defined below) or Indebtedness incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by us or our Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

     Provision of Financial Information. Whether or not we are subject to
Section 13 or 15(d) of the Exchange Act, we will, within 15 days after each of the respective dates by which we would have been required to file annual reports, quarterly reports and other documents with the SEC if we were so subject, (1) transmit by mail to all Holders, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports, quarterly reports and other documents which we would have been required to file with the SEC pursuant to Section 13 or l5 (d) of the Exchange Act, if we were subject to such Sections, and (2) file with the Trustee copies of the annual reports, quarterly reports and other documents which we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, if we were subject to such Sections, and (3) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder.

     Waiver of Certain Covenants. We may omit to comply with any term, provision or condition of the foregoing covenants, and with any other term, provision or condition with respect to the notes, as the case may be (except any such term, provision or condition which could not be amended without the consent of all Holders of notes), if before or after the time for such compliance the Holders of at least a majority in principal amount of all of the outstanding notes, as the case may be, by act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition. Except to the extent so expressly waived, and until such waiver shall become effective, our obligations and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

     As used herein, and in the Indenture:

     "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

     "Advisor Transaction" means the merger of CNL Realty Advisors, Inc. with and into a wholly-owned subsidiary of ours which was consummated on January 1, 1998.

     "Annual Debt Service Charge" for any period means the aggregate interest expense for such period in respect of, and the amortization during such period of any original issue discount of, Indebtedness of us and our Subsidiaries and the amount of dividends which are payable during such period in respect of any Disqualified Stock.

     "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

     "Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of ours and our Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on Indebtedness of us and our Subsidiaries, (ii) provision for taxes of us and our Subsidiaries based on income, (iii) amortization of debt discount, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (vi) amortization of deferred charges.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), (ii) is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of such Person, be paid in Capital Stock which is not Disqualified Stock), in each case on or prior to the Stated Maturity of the notes.


     "Earnings from Operations" for any period means net earnings excluding (i) gains and losses on sales of investments, extraordinary items and property valuation losses and (ii) costs and expenses associated with the Advisor Transaction, net as reflected in the financial statements of us and our Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (which will include the fair market value, at the time of issuance of the shares of our common stock, $0.01 par value, issuable to the former shareholders of CNL Realty Advisors, Inc. as a result of the Advisor Transaction, reasonable attorney's and accountants' fees, and miscellaneous other expenses incurred by us in connection therewith).


     "Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind.


     "GAAP" means generally accepted accounting principles as used in the United States applied on a consistent basis as in effect from time to time; provided that solely for purposes of any calculation required by the financial covenants contained in the Indenture, "GAAP" shall mean generally accepted accounting principles as used in the United States on the date of the Indenture, applied on a consistent basis.


     "Indebtedness" of us or our Subsidiaries means any indebtedness of us or our Subsidiaries, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments whether or not such indebtedness is secured by any Encumbrance existing on property owned by us or any Subsidiary of ours, (ii) indebtedness for borrowed money of a Person other than us or our Subsidiaries which is secured by any Encumbrance existing on property owned by us or our Subsidiaries, to the extent of the lesser of (x) the amount of indebtedness so secured and (y) the fair market value (as determined in good faith by our Board of Directors) of the property subject to such Encumbrance, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of us or our Subsidiaries with respect to redemption, repayment or other repurchase of any Disqualified Stock, or (v) any lease of property by us or any Subsidiary as lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by us or our Subsidiaries to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another Person (other than us or our Subsidiaries) (it being understood that Indebtedness shall be deemed to be incurred by us or our Subsidiaries whenever we or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).


      "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests of which are owned, directly or indirectly, by such Person. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.


     "Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of us and our Subsidiaries determined on a consolidated basis in accordance with GAAP (but excluding accounts receivable and intangibles).


     "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and (ii) all other assets of us and our Subsidiaries not subject to an Encumbrance for borrowed money determined on a consolidated basis in accordance with GAAP (but excluding accounts receivable and intangibles).


     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of us and our Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.


     "Unsecured Indebtedness" means Indebtedness which is not secured by any Encumbrance upon any of our properties or those of any Subsidiary.


     See "Description of Debt Securities - Certain Covenants" in the accompanying prospectus for a description of additional covenants applicable to us.


EVENTS OF DEFAULT


    The Indenture provides that the following events are "Events of Default" with respect to the notes:

      - default in the payment of any interest on any notes when such interest becomes due and payable that continues for a period of 30 days;

      - default in the payment of the principal of (or Make-Whole Amount, if any, on) any notes when due and payable;

      - our default in the performance, or breach, of any other covenant or warranty in the Indenture with respect to the notes and continuance of such default or breach for a period of 60 days after written notice as provided in the Indenture;

      - default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us (or by any Subsidiary, the repayment of which we have guaranteed or for which we are directly responsible or liable as obligor or guarantor), having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 10 days after written notice to us as provided in the Indenture;

      - the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us or any Subsidiary in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; and

      - certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of us or any Significant Subsidiary. The Term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-X promulgated under the Securities Act.

     If an Event of Default specified in the last bullet point above, relating to us or any Significant Subsidiary occurs, the principal amount of and the Make-Whole Amount on all outstanding notes shall become due and payable without any declaration or other act on the part of the Trustee or of the Holders.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE


     The provisions of Article XIV of the Indenture relating to defeasance and covenant defeasance, which are described under "Description of Debt Securities - Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus, will apply to the notes. Each of the covenants described under "- Certain Covenants" in this prospectus supplement and "Description of Debt Securities - Certain Covenants" in the accompanying prospectus will be subject to covenant defeasance.


THE TRUSTEE


     Wachovia Bank, National Association is the trustee under the Indenture and is the lead lender under our credit facility. One of its affiliates is the underwriter for this offering. Certain of its other affiliates have engaged and in the future may engage in joint investments, investment banking transactions and in general financing and commercial banking transactions with, and the provision of services to, us and our affiliates in the ordinary course of business.


BOOK-ENTRY SYSTEM


     The notes will be issued in the form of one or more fully registered global notes ("Global Notes") which will be deposited with, or on behalf of, the Depository Trust Company ("DTC"), and registered in the name of DTC's nominee, Cede & Co. Except under the circumstances described below, the notes will not be issuable in definitive form.


     Unless and until it is exchanged in whole or in part for the individual notes represented thereby, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.


     Upon the issuance of a Global Note, DTC or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual notes represented by such Global Note to the accounts of persons that have accounts with DTC ("Participants"). Such accounts shall be designated by the underwriter, dealers or agents with respect to the notes. Ownership of beneficial interests in a Global Note will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Note.

     So long as DTC or its nominee is the registered owner of such Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the Indenture and the beneficial owners of the notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Except as provided below, owners of beneficial interest in a Global Note will not be entitled to have any of the individual notes registered in their names, will not receive or be entitled to receive physical delivery of any such notes in definitive form and will not be considered the owners or holders thereof under the Indenture.


     Payment of principal of, any Make-Whole Amount on, and any interest on, individual notes represented by a Global Note registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of a Global Note representing such notes. None of ourselves, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note for such notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.


     We expect that DTC or its nominee, upon receipt of any payment of principal, Make-Whole Amount or interest in respect of a permanent Global Note representing any notes, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by Participants to owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.


     If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by us within 90 days, we will issue individual notes in exchange for the Global Note or notes representing the notes. In addition, we may, at any time and in our sole discretion, determine not to have any notes represented by one or more Global Notes and, in such event, will issue individual notes in exchange for the Global Note or notes representing the notes. Individual notes so issued will be issued in denominations, unless otherwise specified by us, of $1,000 and integral multiples thereof.


     DTC has advised us of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers (including the underwriter), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.


GOVERNING LAW


     The Indenture will be governed by and shall be construed in accordance with the laws of the State of New York.


NO PERSONAL LIABILITY


     No past, present or future shareholder, employee, officer or director of ours or any successor thereof shall have any liability for any obligation, covenant or agreement of ours contained under the notes or the Indenture. Each Holder of notes by accepting such notes waives and releases all such liability. The waiver and release are part of the consideration for the issue of the notes.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated May 30, 2002 that relates to the notes, we have agreed to sell to First Union Securities, Inc. (the "Underwriter") and the Underwriter has agreed to purchase from us, all of the notes offered hereby.

    The underwriting agreement states that the obligation of the Underwriter to purchase and accept delivery of the notes offered by this prospectus supplement is subject to the approval of certain legal matters by its counsel and certain other conditions. Pursuant to the underwriting agreement, the Underwriter has agreed to purchase all of the notes if any of them are purchased.

    The Underwriter may retain the notes, purchase the notes for its own account or sell the notes to an affiliate of the Underwriter. In addition, any affiliate of the Underwriter may purchase the notes directly from us.

     The underwriter proposes to offer the notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. In connection with the sale of any notes, the Underwriter may be deemed to have received an underwriting discount equal to the difference between the amount received by the Underwriter upon the sale of the notes and the price at which the Underwriter purchased the notes from us.

     We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Alternatively, we may contribute to payments the Underwriter may be required to make as a result of these liabilities.

    Prior to this offering, there has been no public market for the notes.
The Underwriter has informed us that it may make a market in the notes from time to time. The Underwriter is not obligated to do this, and it may discontinue this market making at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the notes or that an active market will develop. We do not intend to apply for the notes to be listed on any national securities exchange or national securities quotation system.

    The Underwriter and its affiliates have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The Underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.

    We estimate that the total expenses of this offering, excluding the underwriting discount, will be approximately $50,000.

    In addition, an affiliate of the Underwriter is a lead lender under our $200 million unsecured credit facility and will receive a proportionate share of any amounts repaid under that facility with the net proceeds of this offering.

    Wachovia Bank, National Association will act as Trustee under the Indenture and will receive customary fees for its services. The Underwriter, a subsidiary of Wachovia Corporation, conducts its investment banking, institutional, and capital markets businesses under the trade name of Wachovia Securities. Any references to "Wachovia Securities" in this prospectus, however, do not include Wachovia Securities, Inc., a separate broker-dealer subsidiary of Wachovia Corporation and sister affiliate of the Underwriter which may or may not be participating as a separate selling dealer in the distribution of the notes.




                                     RATINGS

      The ratings currently assigned to certain of our long-term senior unsecured debt are as follows: Moody's Investor Service, Inc.: Baa3, Standard & Poor's Rating Services: BBB- and Fitch Incorporated: BBB-.

      A rating assigned to our debt reflects the applicable rating agency's assessment of the likelihood that the holders of such debt will receive the payments of interest and principal required to be made. A rating is not a recommendation to purchase, hold, or sell the notes or any other debt of ours, and such ratings do not comment as to the marketability of the notes or any other debt of ours, their market price or suitability for a particular investor. There is no assurance that any rating will remain for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating agency if in such rating agency's judgment circumstances so warrant. Each rating should be evaluated independently of any other rating.

                                  LEGAL MATTERS

    Certain legal matters will be passed upon for us by Shaw Pittman LLP, Washington, D.C., as our securities and tax counsel. Certain legal matters will be passed upon for the underwriter by Hunton & Williams.

                                     EXPERTS

    The consolidated financial statements and schedules of Commercial Net Lease Realty, Inc. and subsidiaries as of December 31, 2001 and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The SEC allows us to "incorporate by reference" into this prospectus supplement and the accompanying prospectus the information we file with it. This means that we have disclosed important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus supplement and the accompanying prospectus, and information we file later with the SEC will automatically update and supersede this information. Our SEC filing number is 0-12989. We incorporate by reference the documents listed below which were filed by us with the SEC under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"):

      -     Annual Report on Form 10-K for the year ended December 31, 2001;

      - Proxy Statement filed on Schedule 14A for our Annual Meeting of Stockholders on June 7, 2002; and

      -     Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

    We also incorporate by reference each of the following documents that we may file with the SEC after the date of this prospectus supplement and prior to the end of the notes offering:

      -     Reports filed pursuant to Section 13(a) and (c) of the Exchange Act;

      - Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meetings; and

      -     Any reports filed under Section 15(d) of the Exchange Act.

    You may obtain copies of these documents free of charge (other than exhibits) by writing or calling our Secretary at our principal offices, which are located at 450 South Orange Avenue, Suite 900, Orlando, Florida 32801, (407) 265-7348.



                         HOW TO OBTAIN MORE INFORMATION

    We file reports, proxy statements and other information with the SEC. You may read any document we file at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. You also may read our filings at the SEC's Web site at http://www.sec.gov.

    We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. This prospectus supplement and accompanying prospectus do not contain all of the information in that registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference facilities or Web site. Our statements in this prospectus supplement and accompanying prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

                           FORWARD-LOOKING STATEMENTS

    Statements contained in this prospectus supplement and the accompanying prospectus, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Also, when we use any of the words "believe," "expect," "may" or similar expressions, we are making forward-looking statements. Forward-looking statements in this prospectus supplement include statements regarding the security of our rental income and our leases, possible property acquisitions and dispositions, our access to capital, expansion of our portfolio, our ability to pay distributions, policies and plans regarding investments, our tax status as a real estate investment trust and the ability of our properties to compete effectively. In part, we have based these forward-looking statements on possible or assumed future results of our operations. These are forward-looking statements and not guaranteed. They are based on our present intentions and on our present expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, that could cause actual results or events to differ materially from those we anticipate or project, such as:

      -     the loss of any member of our management team;

      -     changes in general economic conditions;

      -     changes in real estate market conditions;

      -     continued availability of proceeds from our debt or equity capital;

      -     the availability of other debt and equity financing alternatives;

      -     market conditions affecting our equity capital;

      - changes in interest rates under our current credit facilities and under any additional variable rate debt arrangements that we may enter into in the future;

      -     our ability to be in compliance with certain debt covenants;

      - our ability to qualify as a real estate investment trust for federal income tax purposes;

      - our ability to integrate acquired properties and operations into existing operations;

      - our ability to refinance amounts outstanding under our credit facilities at maturity on terms favorable to us;

      -     our ability to locate suitable tenants for our properties;

      - the ability of our tenants to make payments under their respective leases; and

      - our ability to re-lease properties that are currently vacant or that become vacant.

    Prospective purchasers should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

                                 ---------------


    The prospectus that accompanies this prospectus supplement contains important information regarding this offering, and you are urged to read both the prospectus and this prospectus supplement in full to obtain material information concerning the notes and an investment in the notes.

    You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized anyone to provide you with different information. We are not, and the underwriter is not, making an offer of the notes in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

[COMMERCIAL NET LEASE REALTY, INC. LOGO]

                                  $200,000,000
                       COMMERCIAL NET LEASE REALTY, INC.
              DEBT SECURITIES, PREFERRED STOCK, DEPOSITARY SHARES,
                     COMMON STOCK AND COMMON STOCK WARRANTS

                         ------------------------------

     We, Commercial Net Lease Realty, Inc., may from time to time offer, in one or more series, separately or together, the following:

     - our debt securities which may be either senior debt securities or subordinated debt securities;

     - shares of our preferred stock;

     - shares of our preferred stock represented by depository shares;

     - shares of our common stock; and/or

     - warrants to purchase shares of our common stock.

     We will offer such securities at an aggregate initial public offering price of up to $200,000,000.

     We will offer our securities in amounts, at prices and on terms to be determined at the time we offer such securities.

     When we sell a particular series of securities, we will prepare a prospectus supplement describing the offering and the terms of that series of securities. Such terms may include limitations on direct or beneficial ownership and restrictions on transfer of our securities being offered that we believe are appropriate to preserve our status as a real estate investment trust for federal income tax purposes.

     We may offer our securities directly, through agents we may designate from time to time, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of our securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth or will be calculable from the information set forth in the applicable prospectus supplement. See "Plan of Distribution." None of our securities may be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering of such class or series of the securities.

                         ------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

                  THE DATE OF THIS PROSPECTUS IS MAY 1, 2001.

                               TABLE OF CONTENTS

                                       Page
About this Prospectus................    3
Where You Can Find More
  Information........................    4
Commercial Net Lease Realty, Inc. ...    5
Use of Proceeds......................    5
Ratio of Earnings to Fixed Charges
  and Preferred Stock Dividends......    5
Description of Debt Securities.......    6
Description of Preferred Stock.......   17

                                       Page
Description of Depositary Shares.....   22
Description of Common Stock..........   25
Description of Common Stock
  Warrants...........................   27
Federal Income Tax Considerations....   28
ERISA Considerations.................   35
Plan of Distribution.................   37
Legal Matters........................   38
Experts..............................   38

                            ------------------------

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may sell:

          - debt securities,
          - preferred stock,
          - preferred stock represented by depositary shares,
          - common stock, and
          - warrants to purchase shares of common stock

either separately or in units, in one or more offerings. This prospectus provides you with a general description of those securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about Commercial Net Lease Realty, Inc. and the securities offered under this prospectus. That registration statement can be read at the SEC's web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document that we have filed at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are available to the public at the web site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange under the ticker symbol "NNN." You may inspect our reports, proxy statements and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We have filed with the SEC a registration statement (of which this prospectus is a part) on Form S-3 under the Securities Act of 1933, as amended, with respect to our securities. This prospectus does not contain all of the information set forth in the registration statement, including the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the SEC.

     We are incorporating by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. We incorporate by reference the documents listed below which we have filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act file number 0-12989).

          a. Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

          b. Proxy Statement on Schedule 14A for the 2001 Annual Meeting of Shareholders.

     All documents that we file after the date of this prospectus but before we terminate the offering of our securities shall be deemed to be incorporated by reference in this prospectus and will be part of the prospectus from the date we file that document. Any information in that document that is meant to supersede or modify any existing statement in this prospectus will so supersede or modify the statement as appropriate.

     You may request a copy of any or all of the documents incorporated by reference in this prospectus, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents), at no cost, by writing or telephoning our offices at the following address:

                       Commercial Net Lease Realty, Inc.,
                      450 South Orange Avenue, Suite 900,
                             Orlando, Florida 32801
                          Attention: Kevin B. Habicht,
                        (telephone number (407)265-7348)

                       COMMERCIAL NET LEASE REALTY, INC.

     We are a fully integrated self-administered real estate investment trust, incorporated in Maryland, formed in 1984. We acquire, own, develop and manage a diversified portfolio of high-quality, single-tenant, freestanding properties leased to major retail businesses generally under full-credit, long-term commercial net leases. As of December 31, 2000, we owned 259 properties and had a 20% ownership interest in nine additional properties held in an unconsolidated partnership. Our properties were acquired for an aggregate purchase price of approximately $703.4 million and have an annualized cash on cost return (measured on an inclusive cost basis which means all costs related to acquisitions, including but not limited to the purchase price, legal fees and expenses, commissions and title insurance), of approximately 10.36%.

     We acquire, own, develop and manage freestanding retail properties that are located within intensive commercial corridors near traffic generators such as regional malls, business developments and major thoroughfares. These properties, which generally have purchase prices of up to $7.5 million, attract a wide array of established retail tenants, such as Barnes & Noble, Eckerd Drug and OfficeMax. Consequently, our management believes that such properties offer attractive opportunities for stable current returns and potential capital appreciation. In addition, our management believes that the location and design of properties in this niche provide flexibility in use and tenant selection and an increased likelihood of advantageous re-lease terms upon expiration or early termination of the related leases.

     We generally acquire properties that are newly constructed or re-developed as of the time of acquisition. In addition, we generally acquire properties that are subject to a lease in order to avoid the risks of not finding a tenant on a timely basis and to provide an immediate revenue stream. Our leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance, and generally also provide that the tenant is responsible for roof and structural repairs. Our leases typically do not limit our recourse against the tenant and any guarantor in the event of a default and for this reason are considered "full-credit" leases. Our properties are leased on a long-term basis, generally 10 to 20 years, with renewal options for an additional 10 to 20 years. As of December 31, 2000, the average remaining initial lease term of our properties was approximately 13 years. Leases representing approximately 70.7% of annualized base rental income from our properties, as of December 31, 2000, have initial terms extending until at least December 31, 2011. Approximately 83% of annualized base rental income is derived from leases that provide for periodic, contractually fixed increases in base rent. These leases generally have increases which range from six to 12 percent after every five years of the lease term.

     Our principal office is located at 450 South Orange Avenue, Suite 900, Orlando, Florida 32801 and our telephone number is (407)265-7348.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our securities for general corporate purposes, which may include the repayment of certain indebtedness outstanding at such time, the acquisition of single tenant freestanding properties as suitable opportunities arise and the expansion and improvement of certain properties in our portfolio.

       RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     Our ratio of earnings to fixed charges for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 was 2.37, 2.45, 3.05, 3.43 and 3.49,
respectively. Earnings from operations for the years ended December 31, 2000, 1999 and 1998 includes a non-cash charge of $1.5 million, $9.8 million and $5.5 million, respectively associated with the costs incurred in acquiring our advisor from an affiliate. Excluding this charge, the ratio of earnings to fixed charges for the years ended December 31, 2000, 1999 and 1998 would be 2.42, 2.87 and 3.41, respectively. There were no shares of our preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges.

     For the purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before taxes. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized.

                         DESCRIPTION OF DEBT SECURITIES

     The following is a general description of the debt securities that we may offer from time to time. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be set forth in the applicable indenture or in one or more indenture supplements and described in the applicable prospectus supplement. Therefore, you should read both the applicable prospectus supplement and the description of the debt securities set forth in this prospectus for a description of the terms of any series of our debt securities.

GENERAL

     Our debt securities will be secured or unsecured direct obligations and may be senior or subordinated to our other indebtedness. Our debt securities may be issued under one or more indentures that will be put into place prior to the date on which debt securities to which it relates are issued. The indenture will be filed as an exhibit to the registration statement of which this prospectus is a part. Each indenture will be entered into between us and a trustee. A trustee may serve as trustee under more than one indenture. Each indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. Any statements made in this prospectus, which relate to the indenture and our debt securities are only summaries of those provisions and are not meant to replace or modify those provisions. Capitalized terms used but not defined in this prospectus shall have the respective meanings set forth in the indenture.

     Except as set forth in any prospectus supplement, the indenture will permit that:

     - the debt securities may be issued without limits as to aggregate principal amount,

     - the debt securities may be issued in one or more series, in each case as established from time to time by our Board of Directors or as set forth in the applicable indenture or one or more indentures supplemental to the indenture,

     - all debt securities of one series need not be issued at the same time, and

     - a series may be reopened, without the consent of the holders of the debt securities of such series, for issuance of additional debt securities of such series.

     We may, but need not, designate more than one trustee in connection with an indenture, each with respect to one or more series of debt securities. Any trustee under an indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series. If two or more persons are acting as trustee with respect to different series of debt securities, each of those trustees will be considered a trustee of a trust under the applicable indenture separate and apart from the trust administered by any other trustee. Unless this prospectus states otherwise, a trustee will only be permitted to take action with respect to the one or more series of debt securities for which it is trustee under the applicable indenture.

     The following summaries set forth certain general terms and provisions of the indenture and our debt securities. The prospectus supplement relating to the series of debt securities being offered will contain further terms of the debt securities of that series, including the following specific terms:

          (1) the title of the debt securities;

          (2) the aggregate principal amount of the debt securities and any limit on the aggregate principal amount;

          (3) the percentage of the principal amount at which the debt securities will be issued and, if applicable, the portion of the principal amount that is payable upon declaration of acceleration of the maturity of the debt securities, the portion of the principal amount of the debt securities which is convertible into shares of our common stock or other equity securities, or the method by which any such portion shall be determined;

          (4) if such debt securities are convertible into equity, any limitation to the ownership or transferability of shares of our common stock or other equity securities into which such debt securities are convertible in connection with the preservation of our status as a REIT;

          (5) the date or dates, or the method for determining the date or dates, on which the principal of such debt securities will be payable;

          (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such debt securities will bear interest, if any;

          (7) the date or dates, or the method for determining the date or dates, from which any interest will accrue, the interest payment dates, the record dates for interest payment, the persons to whom interest shall be payable, and how interest will be calculated if other than that of a 360-day year of twelve 30-day months;

          (8) the place or places where the principal of (and premium, if any) or interest, if any, on the debt securities will be payable, where the debt securities may be surrendered for conversion or registration of transfer or exchange, and where notices or demands to or upon us in respect to the debt securities and the applicable indenture may be served;

          (9) the period or periods within which, the price or prices at which, and the terms and conditions upon which the debt securities may be redeemed, as a whole or in part, at our option, if we have such an option;

          (10) our obligation, if any, to redeem, repay or purchase the debt securities, in whole or in part, pursuant to any sinking fund or analogous provision or at the option of a holder of the debt securities, and the periods, the prices, and other terms and conditions of such redemption, repayment or purchase;

          (11) if other than U.S. dollars, the currency or currencies, including terms and conditions, in which the debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies;

          (12) whether the amount of payments of principal (and premium, if any) or interest, if any, on the debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which any amounts shall be determined;

          (13) any additions to, modifications of or deletions from the terms of the debt securities with respect to the events of default or covenants set forth in the applicable indenture;

          (14) whether the debt securities will be issued in certificated or book-entry form;

          (15) whether the debt securities will be in registered or bearer form or both and, if and to the extent in registered form, the denominations of the debt securities if other than $1,000 or any integral multiple of $1,000 and, if and to the extent in bearer form, the denominations and their terms and conditions;

          (16) the applicability (or modification), if any, of the defeasance and covenant defeasance provisions described in this prospectus or in the applicable indenture;

          (17) the terms (and the class), if any, upon which such debt securities may be convertible into shares of our common stock or other equity securities and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

          (18) whether and under what circumstances we will pay additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities in lieu of making a payment;

          (19) the provisions, if any, relating to the security provided for the debt securities; and

          (20) any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

     Certain of our debt securities may provide that if the maturity date is accelerated, we will be required to pay less than the entire principal amount. These securities are referred to as original issue discount securities. The prospectus supplement relating to these securities will describe any material U.S. federal income tax, accounting and other considerations that apply.

     Except as may be set forth in the applicable prospectus supplement, our debt securities will not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of our debt securities protection in the event of:

          (1) a highly leveraged or similar action involving us;

          (2) a change of control of us.

However, the requirements for an entity to qualify as a REIT include certain restrictions on ownership and transfers of our shares of common stock and other equity securities. These restrictions may act to prevent or hinder a change of control. See "Description of Common Stock -- Restrictions on Ownership." Provided below is a general description of the events of default and covenants contained in our indentures. You should refer to the applicable prospectus supplement for information on any variances from this general description.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable prospectus supplement, our debt securities of any series will be issuable in denominations of $1,000 and integral multiples of $1,000.

     Unless otherwise specified in the applicable prospectus supplement, the principal of (and premium, if any) and interest on any series of debt securities will be payable at the applicable trustee's corporate trust office, the address of which will be set forth in the applicable prospectus supplement. We will retain the option to make interest payments by check, mailed to the address of the person entitled to the interest as it appears in the applicable register for such debt securities. We can also pay by wire transfer of funds to that person at an account maintained within the United States.

     Any interest not paid or otherwise provided for when due with respect to a debt security will not be payable to the holder in whose name the debt security is registered on the date we have specified as the date a registered holder of the debt security as of that date would be entitled to receive the interest payment due (the record date). Instead, the interest may be paid to the person in whose name such debt security is registered at the close of business on the date the trustee has set as the date on which a registered holder as of that date would be entitled to receive the defaulted interest payment (the special record date). Notice of the payment will be given to the holder of that debt security not less than 10 days before the special record date. It may also be paid at any time in any other lawful manner, all as more completely described in the applicable indenture. If interest is not paid within 30 days of the due date, the trustee or holders of not less than 25% of the principal amount of the outstanding debt securities of that series may accelerate the securities. See "-- Events of Default, Notice and Waiver."

     Subject to certain limitations applicable to debt securities issued in book-entry form, our debt securities of any series:

     - will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such debt securities at the corporate trust office of the applicable trustee; and

     - may be surrendered for conversion or registration of transfer at the corporate trust office of the applicable trustee.

     Every debt security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration or exchange. We may at any time change transfer agents or approve a change in the location through which any transfer agent acts. However, we will be required to maintain a transfer agent in each place of payment for such series. We may at any time designate additional transfer agents with respect to any series of debt securities.

     Neither we nor any trustee will be required:

     - to issue, exchange or register the transfer of any debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

     - to exchange or register the transfer of any debt security, or portion of the security, called for redemption, except the unredeemed portion of any debt security being redeemed in part; or

     - to issue, exchange or register the transfer of any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid.

MERGER, CONSOLIDATION OR SALE

     Each indenture will provide that we may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation. Those transactions are permitted if:

     - we are the continuing corporation, or, if not, the resulting or acquiring entity assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the covenants and conditions contained in the applicable indenture;

     - immediately after giving effect to such transaction and treating any indebtedness which becomes our obligation or an obligation of any of our subsidiaries as a result thereof as having been incurred by us or such subsidiary at the time of such transaction, no event of default under the applicable indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and

     - an officer's certificate and legal opinion covering these conditions are delivered to the trustee.

CERTAIN COVENANTS

     Existence. Except as permitted under "-- Merger, Consolidation or Sale," the indenture will require that we do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, rights (by articles of incorporation, bylaws or statute) and franchises. We may, however, dispose of any right or franchise if we determine that the right or franchise is no longer desirable in the conduct of our business.

     Maintenance of Properties. As required in the indenture, we will maintain, keep in good condition and make all necessary repairs, renewals, replacements, betterments and improvements of our, or our subsidiaries' properties that we deem necessary so that the business carried on in connection with those properties may be properly and advantageously conducted at all times. We, or our subsidiaries may, however, sell or otherwise dispose for value our properties in the ordinary course of business.

     Insurance. We, and our subsidiaries, will maintain the customary policies of insurance with responsible companies, taking into consideration prevailing market conditions and availability, for all of our properties and operations.

     Payment of Taxes and Other Claims. We will pay or discharge or cause to be paid or discharged (or, if applicable, cause to be transferred to bond or other security), before the same shall become delinquent,

     - all taxes, assessments and governmental charges levied or imposed upon us or any of our subsidiaries or upon our income, profits or property or any of our subsidiaries, and

     - all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or the property of any of our subsidiaries.

We will not however, pay or discharge (or transfer to bond or other security) or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

     Provision of Financial Information.  Whether or not we are subject to
Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the indenture will require that we, within 15 days after each of the respective dates by which we would have been required to file annual reports, quarterly reports and other documents with the SEC if we were so subject,

     - transmit by mail to all holders of debt securities, as their names and addresses appear in the applicable register for such debt securities, without cost to such holders, copies of the annual reports, quarterly reports and other documents that we would have been required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended if we were subject to such Sections,

     - file with the trustee copies of the annual reports, quarterly and other documents that we would have been required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended if we were subject to such Sections, and

     - supply promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective holder of debt securities.

     Additional Covenants. If we make any additional covenants with respect to any series of debt securities we will describe those covenants in the applicable prospectus supplement.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Unless otherwise indicated, an indenture will provide that the following events are "Events of Default" with respect to any series of debt securities issued:

     - failure to pay interest on any debt security of that series for 30 days after the payment is due;

     - failure to pay the principal of or any premium on any debt security of that series at its maturity;

     - failure to deposit any sinking fund payment when due on debt securities of that series;

     - failure to perform any of our other covenants in the applicable indenture (unless the covenant applies to a different series of debt securities issued under the same indenture), for 60 days after we receive written notice as provided in such indenture;

     - default under any evidence of our indebtedness or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured which results in the acceleration of indebtedness in an aggregate principal amount exceeding $10,000,000, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled as provided in the applicable indenture;

     - any case, proceeding or other action under bankruptcy, insolvency, reorganization or relief of debtors laws is initiated by or against us (or any of our Significant Subsidiaries) in which the entity initiating the case, proceeding or other action seeks to have an order for relief entered with respect to it, or seeks to adjudicate us (or any of our Significant Subsidiaries) bankrupt or insolvent, or seeks reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to our (or any of our Significant Subsidiaries) debts;

     - a court grants relief in connection with any of the cases, proceedings or other actions described above;

     - we (or any of our Significant Subsidiaries) seek appointment of a receiver, trustee, custodian, conservator or other similar official for us (or any of our Significant Subsidiaries) or for all or any substantial part of our (or any of our Significant Subsidiaries') assets, or we (or any of our Significant Subsidiaries) makes a general assignment for the benefit of our (or any of our Significant Subsidiaries') creditors; and

     - any other event of default provided with respect to that series of debt securities.

The term "Significant Subsidiary" means each of our significant subsidiaries (as defined in Regulation S-X promulgated under the Securities Act of 1933 which, in general, meet any of the following tests:

     (i) our investments in the subsidiary or advances to it exceed 10% of our total assets; or

     (ii) our proportionate share of the subsidiary's total assets exceeds 10% of our total assets; or

     (iii) our equity in the income from the subsidiary's continuing operations exceeds 10% of our income.

     If an Event of Default for any series of its outstanding debt securities occurs and is continuing, then the applicable trustee or the holders of at least 25% of the principal amount of the outstanding debt securities of that series may declare the principal amount (or, where applicable such portion of the principal amount as may be specified in the terms) of all of the debt securities of that series to be due and payable immediately by written notice to us (and to the applicable trustee if given by the holders). However, at any time after a declaration of acceleration has been made, the holders of a majority of the principal amount of debt securities of that series (or of each series of debt securities then outstanding under such indenture, as the case may be) can rescind and annul the declaration and its consequences if:

     - we have deposited with the applicable trustee all required payments of the principal, premium and interest on the debt securities of such series (or of all debt securities then outstanding under such indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable trustee and

     - all events of default, other than the nonpayment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) have been cured or waived as provided in such indenture.

     The indenture will also provide that the holders of not less than a majority in principal amount of the debt securities of any series (or of each series of debt securities then outstanding under the applicable indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default:

     - in the payment of the principal, any premium or interest on any debt security of the series or

     - in respect of a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected by that default.

     The indenture will provide that the trustee is required to give notice to the holders of the debt securities within 90 days of a default under the indenture unless such default shall have been cured or waived. However, the trustee may withhold notice to the holders of any such series of debt securities of any default with respect to that series (except a default in the payment of the principal, any premium or interest on any debt security of that series or in the payment of any sinking fund installment in respect of any debt security of that series) if specified responsible officers of the trustee consider such withholding to be in the interest of the holders.

     The indenture will provide that no holder of our debt securities of any series may institute any proceeding, judicial or otherwise, with respect to that indenture or for any remedy, except in the case of the failure of the applicable trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of the series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on the debt securities held by that holder at the respective due dates.

     Subject to provisions in the indenture relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any holders of any series of debt securities then outstanding under such indenture, unless those holders have offered to the trustee reasonable security or indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series (or of each series of debt securities then outstanding under such indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve such trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not involved.

     Within 120 days after the close of each fiscal year, we are required to deliver to each trustee under the indentures a certificate, signed by one of several specified officers, stating whether such officer has knowledge of any default under the indenture and, if so, specifying the nature and status of each such default.

MODIFICATION OF THE INDENTURES

     Modifications and amendments of any indenture may be made only with the consent of the holders of a majority in principal amount of all of our outstanding debt securities issued which are affected by such modification or amendment. The following modifications or amendments will not be effective against a holder without its consent:

     - a change in the stated maturity of the principal of, installment of interest or premium (if any) on the debt security;

     - a reduction in the principal amount of, or the rate of amount of interest on, or any premium payable upon redemption of, the debt security;

     - a reduction in the principal amount of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security;

     - a change in the place of payment, or the currency or currencies, for payment of principal of, or premium, if any, or interest on any such debt security;

     - an impairment of the right to institute suit for the enforcement of any payment on or with respect to any such debt security;

     - a reduction in the percentage of outstanding debt securities of any series necessary to modify or amend the applicable indenture, to waive compliance with certain provisions of or certain defaults and consequences under, or to reduce the quorum or voting requirements set forth in the indenture; or

     - a modification of any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such debt security.

     The holders of a majority in aggregate principal amount of outstanding debt securities of each series may, on behalf of all holders of debt securities of that series, waive, insofar as that series is concerned, our compliance with certain of our covenants in the applicable indenture, including those described in "-- Certain Covenants."

     We, and the trustee may modify or amend the indenture without the consent of any holder of debt securities for any of the following purposes:

     - to evidence the succession of another person to us as obligor under such indenture;

     - to add to our covenants for the benefit of the holders of all or any series of debt securities issued or to surrender any right or power conferred upon us in such indenture;

     - to add events of default for the benefit of the holders of all or any series of debt securities issued;

     - to add or change any provisions of such indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities issued in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of such debt securities of any series in any material respect;

     - to change or eliminate any provision of such indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any previously created series issued which are entitled to the benefit of such provision;

     - to secure the debt securities issued;

     - to establish the form or terms of debt securities of any series issued, including the provisions and procedures, if applicable, for the conversion of such debt securities into shares of our common stock;

     - to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under such indenture by more than one trustee;

     - to cure any ambiguity, defect or inconsistency in the indenture, provided that such action shall not adversely affect in any material respect the interests of holders of debt securities of any series issued; or

     - to supplement any of the provisions of such indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities issued, provided that such action shall not adversely affect in any material respect the interests of the holders of the debt securities of any series issued.

     The indenture will provide that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver or whether a quorum is present at a meeting of holders of the debt securities,

     - the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the amount of the principal that would be due and payable as of the date of such determination if the maturity were to be accelerated;

     - the principal amount of a debt security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such debt security, of the principal amount (or, in the case of an original issue discount security, the U.S. dollar equivalent on the issue date of such debt security of the amount determined as provided above);

     - the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless the indenture otherwise provides; and

     - debt securities we own or any other obligor upon the debt securities or any of our affiliates or of such other obligor shall be disregarded.

MEETINGS OF THE HOLDERS OF DEBT SECURITIES

     The indenture will contain provisions for convening meetings of the holders of an issued series of debt securities. A meeting may be called at any time by the trustee and also, upon our request, or the request of holders of at least 25% in principal amount of the outstanding debt securities of such series, in any such case upon notice given as provided in the applicable indenture. Except for any consent that must be given by the holder of each debt security affected by certain modifications and amendments of the indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series. However, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage which is less than a majority, in principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened. Such resolution must be adopted at a meeting or adjourned meeting at which a quorum is present by the affirmative vote of the holders of that specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series. However, if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding debt securities of such series will constitute a quorum.

     Notwithstanding the provisions described above, if any action is to be taken at a meeting of holders of debt securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the applicable indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected thereby, or of the holders of such series and one or more additional series:

     - there shall be no minimum quorum requirement for such meeting and

     - the principal amount of the outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the indenture.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Unless otherwise indicated in the applicable prospectus supplement, we may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such debt securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

     Unless otherwise indicated in the applicable prospectus supplement, we may elect either:

     - to defease and be discharged from any and all obligations (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such debt securities and the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities and to hold moneys for payment in trust) with respect to such debt securities ("defeasance") or

     - to be released from our obligations with respect to those debt securities under the applicable indenture (being the restrictions described under the caption "-- Certain Covenants") or if provided in the applicable prospectus supplement, our obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such debt securities ("covenant defeasance"), in either case upon our irrevocable deposit with the applicable trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates.

     Such a trust may only be established if, among other things, we have delivered to the applicable trustee an opinion of counsel (as specified in the applicable Indenture) confirming that:

          - the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance, and

          - will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred.

The opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture. In the event of such defeasance, the holders of such debt securities would thereafter be able to look only to such trust fund for payment of principal (and premium, if any) and interest.

     "Government Obligations" means securities which are:

     - of the same government which issued the currency in which the series of debt securities are denominated and in which interest is payable; or

     - of government agencies backed by the full faith and credit of such government.

     Unless otherwise provided in the applicable prospectus supplement, if after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to debt securities of any series,

     - the holder of a debt security of such series is entitled to, and does, elect pursuant to the applicable indenture or the terms of such debt security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such debt security, or

     - a conversion event (as described below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such debt security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such debt security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such debt security into the currency, currency unit or composite currency in which such debt security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate.

A conversion event is the cessation of use of:

        - a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of actions by a central bank or other public institution of or within the international banking community,

        - the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or

        - any currency unit or composite currency other than the ECU for the purposes for which it was established.

Unless otherwise described in the applicable prospectus supplement, all payments of principal of (and premium, if any) and interest on any debt security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event we effect covenant defeasance with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any event of default, other than the event of default described in the fourth clause under "-- Events of Default, Notice and Waiver" with respect to the specified sections in the applicable indenture (which Sections would no longer be applicable to such debt securities) or the ninth clause with respect to any other covenants as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such debt securities are payable and Government Obligations on deposit with the applicable trustee, will be sufficient to pay amounts due on such debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such event of default. In any such event, we would remain liable to make payments of such amounts due at the time of acceleration.

     The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

CONVERTIBLE DEBT SECURITIES

     The terms and conditions, if any, upon which the debt securities are convertible into shares of our common stock will be set forth in the applicable prospectus supplement. Such terms will include:

          - whether such debt securities are convertible into shares of common stock,

          - the conversion price (or manner of calculation thereof),

          - the conversion period,

          - provisions as to whether conversion will be at our option or at the option of the holders,

          - the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities and any restrictions on conversion, including restrictions directed at maintaining our REIT status.

     Reference is made to the section captioned "Description of Common Stock" for a general description of shares of our common stock to be acquired upon the conversion of debt securities, including a description of certain restrictions on the ownership of shares of our common stock.

BOOK-ENTRY DEBT SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form. The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the applicable prospectus supplement relating to such series.

                         DESCRIPTION OF PREFERRED STOCK

     The following is a general description of the preferred stock that we may offer from time to time. The particular terms of the preferred stock being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement. The statements below describing our preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and our bylaws.

     Our authorized capital stock consists of 90,000,000 shares of common stock, par value $0.01 per share, 15,000,000 shares of preferred stock, par value $0.01 per share, and 105,000,000 shares of excess stock, par value $0.01 per share, issuable in exchange for capital stock as described below under "Description of Common Stock -- Restrictions on Ownership." At April 17, 2001, we had no shares of preferred stock outstanding.

GENERAL

     Under our articles of incorporation, our Board of Directors may from time to time establish and issue one or more series of preferred stock without shareholder approval. Our Board of Directors may, subject to the express provisions of any other series of preferred stock then outstanding, alter the designation, classify or reclassify any unissued preferred stock by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series. The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Preferred stock will, when issued, be fully paid and nonassessable.

     The prospectus supplement relating to any preferred stock offered under it will contain the specific terms, including:

     - the number of shares and designation or title of the shares;

     - the dividend rate on the shares of the series, if any, whether any dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

     - the date from which dividends on the preferred stock will accumulate, if applicable;

     - the redemption rights, including conditions and the price(s), if any, for shares of the series;

     - the terms and amounts of any sinking fund for the purchase or redemption of shares of the series;

     - the rights of the shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, and the relative rights of priority, if any, of payment of shares of the series;

     - whether the shares of the series will be convertible into shares of any other class or series, or any of our other securities, or securities of any other corporation or other entity, and, if so, the specification of the other class or series of the other security, the conversion price(s) or dates on which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

     - restrictions on the issuance of shares of the same series or of any other class or series;

     - the voting rights, if any, of the holders of shares of the series; and

     - any other relative rights, preferences and limitations on that series.

RANK

     Unless otherwise specified in the prospectus supplement, our preferred stock, of a particular series, being issued will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank:

     - senior to all classes or series of our common stock, and to all equity securities ranking junior to preferred stock we have issued,

     - on a parity with all equity securities we have issued the terms of which specifically provide that such equity securities rank on a parity with the preferred stock; and

     - junior to all preferred stock of a different series that we have issued the terms of which specifically provide that such equity securities rank senior to preferred stock of another series.

     The term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of preferred stock of each series will be entitled to receive, when, as and if declared by our Board of Directors, out of our assets legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable prospectus supplement) at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on our share transfer books on such record dates as shall be fixed by our Board of Directors.

     Dividends on any series of preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our Board of Directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of such series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date. We will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If preferred stock of any series is outstanding, we will not pay or declare a full dividend on a series of parity or junior preferred stock or common stock unless:

     - for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full cumulative dividends on the preferred stock through the then-current dividend period or

     - for preferred stock lacking cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full dividends for the then-current dividend period.

     If dividends are not paid in full (or if a sum sufficient has not been set aside for full payment), then dividends for both that series and any parity series will be declared pro rata. Therefore, the amount of dividends declared per share of both series will maintain the same ratio that accrued dividends per share of each series bear to each other. Accrued dividends will not include any accumulation in respect of unpaid dividends for prior dividend periods if such shares of preferred stock do not have a cumulative dividend. No interest, or sum of money in lieu of interest, shall be payable for any dividend payment or payments on preferred stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless we have paid, or declared and set apart a sum sufficient to pay the then current dividend (including dividend payments in arrears if dividends are cumulative) for a series of preferred stock, we will not declare dividends (other than in common stock or preferred stock ranking junior to the preferred stock of such series as to dividends and upon liquidation) or pay or set aside for payment or declare or make any other distribution upon shares of the common stock, junior stock or parity stock as to dividends or upon liquidation. Additionally, we shall not redeem, purchase or otherwise acquire for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) any shares of common stock, junior stock or parity stock as to dividends or upon liquidation. However, we may convert or exchange those shares into junior stock as to dividends and upon liquidation.

REDEMPTION

     If so provided in the applicable prospectus supplement, any series of our preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

     The prospectus supplement relating to a series of our preferred stock that is subject to mandatory redemption will specify:

     - the number of shares of such preferred stock that we will redeem in each year,

     - the year the redemption will commence,

     - the redemption price per share, together with an amount equal to all accrued and unpaid dividends to the date of redemption, and

     - whether the redemption price may be payable in cash or other property.

If the redemption price for our preferred stock of any series is payable only from the net proceeds of the issuance of our capital stock, the terms of such preferred stock may provide that, if we have not issued capital stock or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically and mandatorily be converted into the applicable class or series of our capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

     We can not redeem, purchase or otherwise acquire shares of a series of preferred stock unless:

     - for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full cumulative dividends on the preferred stock through the then-current dividend period or

     - for preferred stock lacking cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full dividends for the then-current dividend period.

The foregoing shall not prevent the purchase or acquisition of preferred stock of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series.

     If fewer than all of our outstanding preferred stock of any series are to be redeemed, we will determine the number of shares to be redeemed. We may redeem the shares on a pro rata basis from the holders of record of those shares in proportion to the number of those shares held or for which redemption is requested by the holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner we determine.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice shall state:

     - the redemption date;

     - the number of shares and the series of preferred stock to be redeemed;

     - the redemption price;

     - the place or places where certificates for such shares are to be surrendered for payment of the redemption price;

     - that dividends on the shares to be redeemed will cease to accrue on such redemption date; and

     - the date upon which the holder's conversion rights, if any, as to such shares shall terminate.

If fewer than all of the preferred stock of any series are to be redeemed, the notice mailed to each holder shall also specify the number of shares of preferred stock to be redeemed from each holder. If notice of redemption of any preferred stock has been given and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any of our preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on the preferred stock, and all rights of the holders of the redeemable shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment will be made to the holders of any shares of common stock or any other class or series of preferred stock ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of us, the holders of each series of preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all our outstanding preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of us.

VOTING RIGHTS

     Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

     Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class),

     - authorize or create, or increase the authorized or issued amount of, any class or series of our capital stock ranking senior to such series of preferred stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital shares into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

     - amend, alter or repeal the provisions of our articles of incorporation or the designating amendment for such series of preferred stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof.

However, with respect to the occurrence of any of the Events set forth above, so long as the preferred stock remains outstanding with the terms materially unchanged, taking into account that upon the occurrence of an Event, we may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred stock. Further,

     - any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or

     - any increase in the amount of authorized shares of such series or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of preferred stock of such series shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of preferred stock is convertible into shares of our common stock will be set forth in the applicable prospectus supplement. Such terms will include:

     - the number of shares of common stock into which the shares of preferred stock are convertible,

     - the conversion price (or manner of calculation),

     - the conversion period,

     - provisions as to whether conversion will be at the option of the holders of preferred stock or us,

     - the events requiring an adjustment of the conversion price and

     - provisions affecting conversion in the event of the redemption of such series of preferred stock.

RESTRICTIONS ON OWNERSHIP

     As discussed below under "Description of Common Stock -- Restrictions on Ownership," for us to qualify as a REIT under the U.S. Internal Revenue Code (the "Code"), not more than 50% in value of our outstanding equity securities of all classes may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist us in meeting this requirement, we may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of our outstanding equity securities, including any of our preferred stock. Therefore, the designating amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of preferred stock.

BOOK-ENTRY PREFERRED STOCK

     The preferred stock of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of preferred stock will be described in the applicable prospectus supplement relating to such series.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the preferred stock will be set forth in the applicable prospectus supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

     The following is a general description of the depositary shares that we may offer from time to time. The particular terms of the depositary shares being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement.

GENERAL

     We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of a class of our preferred stock, as specified in the applicable prospectus supplement. We will deposit shares of preferred stock of each series represented by depositary shares under a separate deposit agreement among us, the applicable depositary and the holders from time to time of the depositary receipts. Generally, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of the particular series of shares of preferred stock represented by the appropriate depositary shares, to all the rights and preferences of those shares of preferred stock (including dividend, voting, conversion, redemption and liquidation rights). At April 17, 2001, we had no depositary shares issued or outstanding.

     The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following our issuance and delivery of our preferred stock to the depositary, we will cause the preferred stock depositary to issue, on our behalf, the depositary receipts. Upon request we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of the applicable depositary receipts in proportion to the number of depositary receipts owned by such holder.

     In the event of a distribution other than in cash, the depositary will distribute property received by it to the appropriate record holders of depositary receipts. If the depositary determines that it is not feasible to make such distribution, then it may, with our approval, sell such property and distribute the net proceeds to the record holders.

WITHDRAWAL OF SHARES

     Generally, if a holder surrenders depositary receipts at the corporate trust office of the preferred stock depositary (unless the related depositary shares have previously been called for redemption), the holder will be entitled to receive at that office the number of whole or fractional shares of preferred stock and any money or other property represented by the depositary shares. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of shares of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Thereafter, holders of such preferred stock will not be entitled to receive depositary shares for the preferred stock. If a holder seeks to withdraw more depositary shares than are available, then the preferred stock depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever we redeem preferred stock held by the preferred stock depositary, the depositary will redeem as of the same redemption date the appropriate number of depositary shares, provided we shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends (except, with respect to noncumulative shares of preferred stock, dividends for the current dividend period only) to the date fixed for redemption. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock specified in the applicable prospectus supplement. If less than all the depositary shares are to be redeemed, the amount redeemed will be selected by the depositary by lot.

     After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. All rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon such redemption. Payments will be made when holders surrender their depositary receipts to the depositary.

VOTING OF THE UNDERLYING PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of shares of preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the applicable depositary receipts. Each record holder of depositary receipts on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of shares of preferred stock represented by such holder's depositary shares. The depositary will vote in accordance with such instructions, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting to the extent it does not receive specific instructions from the depositary receipts holders.

LIQUIDATION PREFERENCE

     In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, each holder of a depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of applicable preferred stock, as set forth in the appropriate prospectus supplement.

CONVERSION OF PREFERRED STOCK

     Our depositary shares, as such, are not convertible into shares of our common stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by their holders to the depositary with written instructions to the depositary to instruct us to cause conversion of the shares of represented preferred stock into whole shares of common stock or preferred stock, as the case may be, and we will agree that upon receipt of such instructions and any amounts payable, we will convert the depositary shares utilizing the same procedures as those provided for delivery of shares of preferred stock to effect such conversion. If the depositary shares are to be converted in part only, one or more new depositary receipts will be issued for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     We and the depositary may, at any time, agree to amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts will not be effective unless that amendment has been approved by the existing holders of at least a majority of the depositary shares.

     We may terminate the deposit agreement upon not less than 30 days' prior written notice to the preferred stock depositary if:

     - the termination is to preserve our status as a REIT or

     - a majority of each class of preferred stock affected by the termination consents to the termination,

whereupon the depositary will deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by such depositary receipts.

     In addition, the deposit agreement will automatically terminate if:

     - all outstanding depositary shares shall have been redeemed,

     - there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of the applicable depositary receipts or

     - each share of related preferred stock shall have been converted into capital stock not so represented by depositary shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, unless otherwise specified in the applicable prospectus supplement, holders of depositary receipts will pay the fees and expenses of the depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the deposit agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering to us notice of its election to do so. We may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary, which must be appointed within 60 days after delivery of the notice of resignation or removal and, as in the case of the original preferred stock depositary, must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The depositary will forward to holders of depositary receipts any reports and communications from us, including our annual reports and Exchange Act filings, which are received by the depositary with respect to the related preferred stock.

     We, as well as the depositary, will not be liable if either of us is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and those of the depositary under the deposit agreement will be limited to performing our respective duties in good faith and without negligence, gross negligence or willful misconduct, and neither of us will be obligated to prosecute or defend any legal proceeding relating to any depositary receipts, depositary shares or shares of preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depository receipts, holders of depositary receipts or other persons believed to be competent to give such information, and on documents believed to be genuine and signed by a proper party.

     If the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on our claims, requests or instructions.

                          DESCRIPTION OF COMMON STOCK

     The following description of our common stock sets forth certain general terms and provisions of the common stock to which any prospectus supplement may relate, including a prospectus supplement providing that common stock will be issuable upon conversion of our debt securities or our preferred stock or upon the exercise of our warrants to purchase common stock. The statements below describing the common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and bylaws.

GENERAL

     Our authorized capital stock consists of 90,000,000 shares of common stock and 15,000,000 shares of preferred stock. There also is authorized 105,000,000 shares of excess stock, issuable in exchange for capital stock, as described below under "-- Restrictions on Ownership." At April 17, 2001, we had outstanding 30,502,374 shares of common stock. All issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

     The holders of common stock elect all directors and are entitled to one vote per share on all matters submitted to a vote of the stockholders. Stockholders are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. Upon our liquidation, dissolution or winding up, holders of common stock are entitled to share pro rata in any distribution to stockholders. Holders of common stock have no preemptive, subscription or conversion rights. The common stock will, when issued, be fully paid and nonassessable and will not be subject to preemptive or other similar rights.

     We purchased from six limited partnerships and one general partnership 14 properties in July 1992, and purchased from a trust one property in August 1993, in exchange for the issuance to the partnerships and the trust of an aggregate of 346,172 restricted shares of common stock . All of the shares issued in connection with these acquisitions are subject to piggyback registration rights under certain circumstances.

RESTRICTIONS ON OWNERSHIP

     For us to qualify as a REIT, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. The shares must be beneficially owned (without reference to any rules of attribution) by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and certain other requirements must be satisfied. See "Federal Income Tax Considerations -- Taxation of Commercial Net Lease Realty, Inc."

     To ensure that five or fewer individuals do not own more than 50% in value of the outstanding common stock, our articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of the outstanding capital stock. Our Board of Directors may waive this ownership limit if evidence satisfactory to us and our tax counsel is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, our Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our status as a REIT.

     This ownership limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, this ownership limit may prevent any person or small group of persons from acquiring unilateral control of us.

     If the ownership, transfer or acquisition of shares of common stock, or change in our capital structure or other event or transaction would result in:

     - any person owning (applying certain attribution rules) capital stock in excess of the ownership limit,

     - fewer than 100 persons owning our capital stock,

     - our being "closely held" within the meaning of Section 856(h) of the Code, or

     - our otherwise failing to qualify as a REIT,

then the ownership, transfer or acquisition, or change in capital structure or other event or transaction that would have such effect will be void as to the purported transferee or owner, and the purported transferee or owner will not have or acquire any rights to the capital stock to the extent required to avoid such a result. Capital stock owned, transferred or proposed to be transferred in excess of the ownership limit or which would otherwise jeopardize our status as a REIT will automatically be converted to excess stock. A holder of excess stock is not entitled to distributions, voting rights, and other benefits with respect to such shares except for the right to payment of the purchase price for the shares (or, in the case of a devise or gift or similar event which results in the issuance of excess stock, the fair market value at the time of such devise or gift or event) and the right to certain distributions upon liquidation. Any dividend or distribution paid to a proposed transferee or holder of excess stock shall be repaid to us upon demand. Excess stock shall be subject to our repurchase at our election. The purchase price of any excess stock shall be equal to the lesser of:

     - the price paid in such purported transaction (or, in the case of a devise or gift or similar event resulting in the issuance of excess stock, the fair market value at the time of such devise or gift or event), or

     - the fair market value of such common stock on the date on which we or our designee determines to exercise its repurchase right.

If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the purported transferee of any excess stock may be deemed, at our option, to have acted as an agent on our behalf in acquiring such excess stock and to hold such excess stock on our behalf.

     For purposes of our articles of incorporation, the term "person" shall mean an:

     - individual,

     - corporation,

     - partnership,

     - estate,

     - trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code),

     - portion of a trust permanently set aside to be used exclusively for the purposes described in Section 642(c) of the Code,

     - association,

     - private foundation within the meaning of Section 509(a) of the Code,

     - joint stock company or other entity, or

     - group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended;

but does not include an underwriter which participated in a public offering of our capital stock for a period of sixty (60) days following the purchase by such underwriter of capital stock therein, provided that the foregoing exclusions shall apply only if the ownership of such capital stock by such underwriter would not cause us to fail to qualify as a REIT by reason of being "closely held" within the meaning of Section 856(a) of the Code or otherwise cause us to fail to qualify as a REIT.

     All certificates representing capital stock will bear a legend referring to the restrictions described above.

     Our articles of incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5.0% of the outstanding capital stock, or such lower percentage as may be required pursuant to regulations under the Code or as may be requested by our Board of Directors, must file a written notice with us no later than January 31 of each year with respect to the prior year containing:

     - the name and address of such owner,

     - the number of shares of capital stock owned by such holder and

     - a description of how such shares are held.

In addition, each stockholder shall be required to disclose, upon demand, to us in writing such information that we may request in good faith in order to determine our status as a REIT or to comply with the requirements of any taxing authority or governmental agency.

     The ownership limitations described above may have the effect of precluding acquisitions of control of us by a third party.

TRANSFER AGENT

     First Union National Bank is the transfer agent of the common stock.

                      DESCRIPTION OF COMMON STOCK WARRANTS

     We may issue common stock warrants for the purchase of common stock. Common stock warrants may be issued independently or together with any of our other securities offered by any prospectus supplement and may be attached to or separate from such securities offered. Each series of common stock warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the common stock warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of common stock warrants. The following sets forth certain general terms and provisions of the common stock warrants we offer. Further terms of the common stock warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

     The applicable prospectus supplement will describe the terms of the common stock warrants, including, where applicable, the following:

     - the title of the common stock warrants;

     - the aggregate number of the common stock warrants;

     - the price(s) at which the common stock warrants will be issued;

     - the number of shares of common stock purchasable upon exercise of the common stock warrants;

     - the designation and terms of the other securities offered with which the common stock warrants are issued and the number of the common stock warrants issued with each the security offered;

     - the date, if any, on and after which the common stock warrants and the related common stock will be separately transferable;

     - the price at which each share of common stock purchasable upon exercise of the common stock warrants may be purchased;

     - the date on which the right to exercise the common stock warrants shall commence and the date on which the right shall expire;

     - the minimum or maximum amount of the common stock warrants which may be exercised at any one time;

     - information with respect to book-entry procedures, if any;

     - any limitations on the acquisition or ownership of the common stock warrants which may be required in order to maintain our status as a REIT;

     - a discussion of certain federal income tax considerations; and

     - any other terms of the common stock warrants, including terms, procedures and limitations relating to the exchange and exercise of the common stock warrants.

     Reference is made to the section captioned "Description of Common Stock" for a general description of the common stock to be acquired upon the exercise of the common stock warrants, including a description of certain restrictions on the ownership of common stock.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

     The following is a summary of the material federal income tax consequences of the ownership of our capital stock, prepared by Shaw Pittman, our tax counsel. This discussion is based upon the laws, regulations, and reported rulings and decisions in effect as of the date of this prospectus (or, in the case of certain regulations, proposed as of such date), all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income tax consequences applicable to all investors in light of their particular investment circumstances, or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to our operation, or to the purchase, ownership or disposition of our common stock or our preferred stock has been requested from the Internal Revenue Service or other tax authority. Shaw Pittman has rendered certain opinions discussed herein and believes that if the Internal Revenue Service were to challenge the conclusions of Shaw Pittman, such conclusions should prevail in court. However, opinions of counsel are not binding on the Internal Revenue Service or on the courts, and no assurance can be given that the conclusions reached by Shaw Pittman would be sustained in court. Investors should consult their own tax advisors in determining the federal, state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common stock or preferred stock, the tax treatment of a REIT and the effect of potential changes in applicable tax laws.

TAXATION OF COMMERCIAL NET LEASE REALTY, INC.

     General. Since our inception, we have elected, and believe we have qualified, to be taxed as a REIT for federal income tax purposes, as defined in Sections 856 through 860 of the Code. The provisions of the Code pertaining to REITs are highly technical and complex. If various conditions imposed by the Code are met, a REIT is, with limited exceptions, not taxed at the corporate level on income that is currently distributed to the REIT's stockholders. Undistributed income is taxed at regular corporate rates and may be subject to a 4% excise tax. In addition, a REIT may be subject to the "alternative minimum tax" on its items of tax preference and is subject to income tax at the highest corporate rate on income from foreclosure property and to penalty taxes on excessive unqualified income and prohibited transactions.

     If we fail to qualify as a REIT for any taxable year and certain relief provisions do not apply, we will be subject to federal income tax (including alternative minimum tax) as an ordinary corporation on our taxable income at regular corporate rates without any deduction or adjustment for distributions to holders of common stock or preferred stock. To the extent that we would, as a consequence, be subject to tax liability for any such year, the amount of cash available for satisfaction of our liabilities and for distribution to holders of common stock or preferred stock would be reduced. Distributions to holders of common stock or preferred stock generally would be taxable as ordinary income to the extent of current and accumulated earnings and profits and, subject to certain limitations, would be eligible for the corporate dividends received deduction, but there can be no assurance that any such distributions would be made. We would not be eligible to elect REIT status for the four subsequent taxable years, unless our failure to qualify was due to reasonable cause and not willful neglect and unless certain other requirements were satisfied.

     Opinion of Shaw Pittman. Based upon representations made by our officers with respect to relevant factual matters, upon the existing Code provisions, rules and regulations promulgated thereunder (including proposed regulations) and reported administrative and judicial interpretations thereof, upon Shaw Pittman's independent review of such documents and other information as Shaw Pittman deemed relevant in the circumstances and upon the assumption that we will operate in the manner described in this prospectus, Shaw Pittman has advised us that, in its opinion, (a) we have, for the years 1984 through 2000, met the requirements for qualification and taxation as a REIT and (b) our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for 2001. It must be emphasized, however, that our ability to qualify as a REIT is dependent upon our actual operating results and future actions and events and no assurance can be given that the actual results of our operations and the future actions and events will enable us to satisfy in any given year the requirements for qualification and taxation as a REIT.

     Requirements for Qualification as a REIT. As discussed more fully below, the Code defines a REIT as a corporation:

     - which is managed by one or more trustees or directors;

     - the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

     - which would be taxable, but for Sections 856 through 860 of the Code, as a domestic corporation;

     - which is neither a financial institution nor an insurance company;

     - the beneficial ownership of which is held by 100 or more persons;

     - which is not closely held; and

     - which meets certain other tests regarding the nature of its assets and income and the amount of its distributions.

     Ownership Tests. More specifically, the ownership requirements that we must satisfy as a REIT are that (a) during the last half of each taxable year not more than 50% of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals and (b) there must be at least 100 stockholders on at least 335 days of such 12-month taxable year (or a proportionate number of days of a short taxable year). In order to meet these requirements, or to otherwise obtain, maintain or reestablish REIT status, and for no other purpose, our articles of incorporation empower our Board of Directors to redeem, at its option, a sufficient number of shares or to restrict the transfer thereof to bring or to maintain the ownership of our shares in conformity with the requirements of the Code. The redemption price to be paid will be fair market value as reflected in the latest quotations, or, if no quotations are available, the net asset value of the shares as determined by our Board of Directors.

     Under our articles of incorporation, each holder of our capital stock is required, upon demand, to disclose to our Board of Directors in writing such information with respect to direct and indirect ownership of our shares as the Board of Directors deems necessary to comply with provisions of the Code applicable to us, or to comply with the requirements of any other appropriate taxing authority. Certain Treasury regulations govern the method by which we are required to demonstrate compliance with these stock ownership requirements and the failure to satisfy such regulations could cause us to fail to qualify as a REIT. We have represented that we have met, and expect to meet, these stock ownership requirements for each taxable year.

     Asset Tests. At the end of each quarter of our taxable year, at least 75% of the value of our total assets must consist of "real estate assets," cash and cash items (including receivables) and government securities. The balance of our assets generally may be invested without restriction, except that holdings of securities not within the 75% class of assets generally must not, with respect to any issuer, exceed 5% of the value of our assets or 10% of the voting power or value of the issuer's outstanding securities. The term "real estate assets" includes real property, interests in real property, leaseholds of land or improvements thereon, and any property attributable to the temporary investment of new capital (but only if such property is stock or a debt instrument and only for the one-year period beginning on the date we receive such capital). We have represented that at the end of each quarter we have met, and expect in the future to continue to meet, this asset test.

     Income Tests. We currently must meet two separate tests with respect to our sources of income for each taxable year. In general, at least 75% of our gross income (excluding income from prohibited transactions) for each taxable year must be from rents from real property, interest on obligations secured by mortgages on real property, gains from the sale or other disposition of real property and certain other sources. In addition, we must derive at least 95% of our gross income (excluding income from prohibited transactions) for each taxable year from any combination of the items of income which qualify under the 75% test, from dividends and interest and from gains from the sale, exchange or other disposition of certain stocks and securities.

     Rents received by us will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts of sales. Our leases provide for either fixed rent, sometimes with scheduled escalations, or a fixed minimum rent and a percentage of gross receipts in excess of some threshold. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if we, or an owner of 10% or more of our aggregate capital stock, directly or constructively own 10% or more of such tenant (referred to as a "related party tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." We anticipate that none of our gross annual income will be considered attributable to rents that are based in whole or in part on the income or profits of any person; that no more than a de minimis amount of our gross annual income will be considered attributable to the rental of personal property; and that none of our gross annual income will be from related party tenants. Finally, for rents received to qualify as "rents from real property," we generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom we derive no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by us are "usually or customarily rendered" in connection with the rental space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, we are currently permitted to earn up to one percent of our gross income from tenants, determined on a property-by-property basis, by furnishing services that are noncustomary or provided directly to the tenants, without causing the rental income to fail to quality as rents from real property. We will provide certain services with respect to our properties. We do not anticipate that any of these services will be (a) of a type other than those usually or customarily rendered in connection with the rental space for occupancy only or (b) of a type considered rendered to any of the occupants of our properties.

     Should we fail to satisfy either or both of the 75% or 95% tests for any taxable year, we may still qualify as a REIT if:

     - such failure is due to reasonable cause and not willful neglect;

     - we report the nature and amount of each item of our income on a schedule attached to our tax return for such year; and

     - the reporting of any incorrect information is not due to fraud with intent to evade tax.

However, even if these three requirements were met and we were not disqualified, a penalty tax of 100% would be imposed by reference to the amount by which we failed the 75% or 95% test (whichever amount is greater).

     In addition to the 75% and 95% tests, for each taxable year before 1998, we were required to derive less than 30% of our gross income (including gross income from prohibited transactions) from the sale or other disposition of:

     - real property held for less than four years (other than foreclosure property or property involuntarily or compulsorily converted through destruction, condemnation or similar events);

     - stocks or securities held for less than one year; and

     - property sold or otherwise disposed of in a prohibited transaction.

We have represented that, for each taxable year before 1998, we did not recognize gross income of a type, in an amount or at a time which would have caused us to fail the 30% test.

     Distribution Requirements. We must distribute annually to our stockholders ordinary income dividends in an amount equal to at least:

     - 90% of the sum of (i) our "real estate investment trust taxable income" (before deduction of dividends paid and excluding any net capital gains) and (ii) the excess of net income from foreclosure property over the tax on such income, minus

     - certain excess non-cash income.

Real estate investment trust taxable income generally is our taxable income computed as if we were an ordinary corporation, with certain adjustments. Distributions must be made in the taxable year to which they relate or, if declared before the timely filing of our tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our real estate investment trust taxable income, as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. Furthermore, if we should fail to distribute during each calendar year at least the sum of:

          - 85% of our ordinary income,

          - 95% of our net capital gain net income for such year and

          - any undistributed taxable income from prior periods,

     we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     We have represented that we have made and intend to make distributions to stockholders that will be sufficient to meet the annual distribution requirements. Under some circumstances, however, it is possible that we may not have sufficient funds from our operations to pay cash dividends to satisfy these distribution requirements. If the cash available to us is insufficient, we might raise cash in order to make the distributions by borrowing funds, issuing new securities or selling assets. If we ultimately were unable to satisfy the 90% distribution requirement, we would fail to qualify as a REIT and, as a result, would be subject to federal income tax as an ordinary corporation without any deduction or adjustment for distributions to holders of common stock or preferred stock.

     If we were to fail to meet the 90% distribution requirement as a result of an adjustment to our tax returns by the Internal Revenue Service, we could maintain our qualification as a REIT by paying a "deficiency dividend" (plus a penalty and interest) within a specified period which will be permitted as a deduction in the taxable year with respect to which the adjustment is made.

     Distributions to Holders of Preferred Stock. Distributions with respect to our preferred stock will be taxable as described below in "-- Taxation of Taxable Domestic Stockholders," "-- Taxation of Tax-Exempt Stockholders" and
"-- Taxation of Foreign Stockholders."

     Redemption or Conversion of Preferred Stock to Common Stock. Assuming that preferred stock will not be redeemed or converted at a time when there are distributions in arrears, in general, no gain or loss will be recognized for federal income tax purposes upon the redemption or conversion of our preferred stock at the option of the holder solely into common stock. The basis that a holder will have for tax purposes in the common stock received will be equal to the adjusted basis the holder had in the preferred stock so redeemed or converted and, provided that the preferred stock was held as a capital asset, the holding period for the common stock received will include the holding period for the preferred stock redeemed or converted. A holder, however, will generally recognize gain or loss on the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder's adjusted basis in such fractional share.

     If a redemption or conversion occurs when there is a dividend arrearage on the preferred stock and the fair market value of the common stock exceeds the issue price of the preferred stock, a portion of the common stock received might be treated as a dividend distribution taxable as ordinary income.

     Adjustments to Conversion Price. Under section 305 of the Code, holders of preferred stock may be deemed to have received a constructive distribution of stock that is taxable as a dividend where the conversion ratio is adjusted to reflect a cash or property distribution with respect to the common stock into which it is convertible. An adjustment to the conversion price made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the preferred stock may not qualify as being pursuant to a bona fide, reasonable adjustment formula. If a nonqualifying adjustment were made, the holders of preferred stock might be deemed to have received a taxable stock dividend.

     Taxation of Taxable Domestic Stockholders. For any taxable year in which we qualify as a REIT for federal income tax purposes, our distributions to our stockholders that are United States persons (generally, any person other than a nonresident alien individual, a foreign trust or estate or a foreign partnership or corporation) generally will be taxed as ordinary income. Amounts received by such United States persons that we have properly designated as capital gain dividends generally will be taxed as long-term capital gain (to the extent that they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his common stock or preferred stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Such ordinary income and capital gain are not eligible for the dividends received deduction allowed to corporations. Distributions to such United States persons in excess of our current or accumulated earnings and profits will be considered first a tax-free return of capital, reducing the tax basis of each stockholder's common stock or preferred stock and then, to the extent the distribution exceeds each stockholder's basis, a gain realized from the sale of common stock or preferred stock. We will notify each stockholder as to the portions of each distribution which, in our judgment, constitute ordinary income, capital gain or return of capital. Any dividend that is (a) declared by us in October, November or December of any calendar year and payable to stockholders of record on a specified date in such months and (b) actually paid by us in January of the following year, shall be deemed to have been both paid by us and received by the stockholders on December 31 of such calendar year and, as a result, will be includable in gross income of the stockholders for the taxable year which includes such December 31.

     Stockholders may not deduct on their income tax returns any net operating or net capital losses we may have. We may carry forward net operating losses for 15 years and may use such losses to reduce taxable income and the amounts that we will be required to distribute in order to remain qualified as a REIT. We may carry forward net capital losses for five years and we may use such losses to reduce capital gains. Losses not used within the relevant period expire.

     Upon the sale or other disposition of our common stock or preferred stock, a stockholder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other disposition and the adjusted basis of the shares involved in the transaction. Such gain or loss will be long-term capital gain or loss if, at the time of sale or other disposition, the shares involved have been held for more than one year. In addition, if a stockholder receives a capital gain dividend with respect to a share of common stock or preferred stock which he has held for six months or less at the time of sale or other disposition, any loss recognized by the stockholder will be treated as long-term capital loss to the extent of the amount of the capital gain dividend that was treated as long-term capital gain.

     Distributions from us and gain from the disposition of common stock or preferred stock will not be treated as passive activity income and, therefore, stockholders will not be able to apply any passive activity losses against such income. Dividends from us (to the extent they do not constitute a return of capital or capital gain dividends) and, on an elective basis, capital gain dividends and gain from the disposition of common stock or preferred stock generally will be treated as investment income for purposes of the investment income limitation.

     The state and local income tax treatment of us and our stockholders may not conform to the federal income tax treatment described above. (For example, in most states, individual stockholders who are residents of the state will be subject to state income tax on dividends and gains on their shares in us, but the state of Delaware -- unlike most, if not all, other states -- also taxes nonresident stockholders of a REIT on dividends and gains from the REIT to the extent, if any, that such income is attributable to property located in Delaware.) As a result, investors should consult their own tax advisors for an explanation of how other state and local tax laws would affect their investment in common stock or preferred stock.

     Backup Withholding. We will report to our stockholders and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
(ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with his correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

     Taxation of Tax-Exempt Stockholders. Distributions by us to a stockholder that is a tax-exempt entity generally will not constitute "unrelated business taxable income" ("UBTI") as defined in Section 512(a) of the Code, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. For taxable years beginning after December 31, 1993, however, qualified trusts that hold more than 10% (by value) of the shares of certain REITs may be required to treat a certain percentage of the distributions of such REITs as UBTI. The conditions which trigger this requirement do not currently exist, and we do not anticipate that they will ever exist. This requirement will apply only if (a) we would not qualify as a REIT for federal income tax purposes but for the application of a "look-through" exception to the five or fewer requirement applicable to shares being held by qualified trusts and (b) we are "predominantly held" by qualified trusts. A REIT is predominantly held if either
(i) a single qualified trust holds more than 25% by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to
(ii) the total gross income (less certain associated expenses of the REIT). A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if we are able to satisfy the five or fewer requirements without relying upon the "look-through" exception. The existing restrictions on ownership of shares in our articles of incorporation will prevent the application of the provisions treating a portion of the REIT distributions as UBTI to tax-exempt entities purchasing shares pursuant to the offering, absent a waiver of the restrictions by our Board of Directors.

     Taxation of Foreign Stockholders. The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign participants and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a summary of such rules. The following discussion assumes that the income from investment in the capital stock will not be effectively connected with the Non-U.S. Stockholders' conduct of a United States trade or business. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local laws with regard to an investment in capital stock, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current and accumulated earnings and profits. Such dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces or eliminates that tax. A number of U.S. tax treaties that reduce the rate of withholding tax on corporate dividends do not reduce, or reduce to a lesser extent, the rate of withholding applied to dividends from a REIT. We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions paid to a Non-U.S. Stockholder unless (i) a lower treaty rate applies (and, with regard to payments on or after January 1, 2000, the Non-U.S. Stockholder files IRS Form W-8 with us and, if the capital stock is not traded on an established securities market, acquires a taxpayer identification number from the Internal Revenue Service) or (ii) the Non-U.S. Stockholder files an IRS Form 4224 (or, with respect to payments on or after January 1, 2000, files IRS Form W-8 with us) with our claim that the distribution is effectively connected income. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholders' shares, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of the shares, as described below. If it cannot be determined at the time a distribution is paid whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate of 30%. However, a Non-U.S. Stockholder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. Beginning with payments made on or after January 1, 2000, we will be permitted, but not required, to make reasonable estimates of the extent to which distributions exceed current or accumulated earnings and profits. Such distributions will generally be subject to a 10% withholding tax, which may be refunded to the extent it exceeds the shareholder's actual U.S. tax liability, provided the required information is furnished to the Internal Revenue Service.

     For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a United States business.

Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption or rate reduction. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Stockholder upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. We currently believe that we are, and expect to continue to be, a "domestically controlled REIT," and in such case the sale of shares would not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA nonetheless will be taxable to a Non-U.S. Stockholder if (i) investment in the shares is treated as "effectively connected" with the Non-U.S. Stockholders' U.S. trade or business, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met. Effectively connected gain realized by a foreign corporate shareholder may be subject to an additional 30% branch profits tax, subject to possible exemption or rate reduction under an applicable tax treaty. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. Stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the shares would be required to withhold and remit to the Internal Revenue Service 10% of the purchase price.

                              ERISA CONSIDERATIONS

     THE FOLLOWING IS A SUMMARY OF MATERIAL CONSIDERATIONS ARISING UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA") AND THE PROHIBITED TRANSACTION PROVISIONS OF SECTION 4975 OF THE CODE THAT MAY BE RELEVANT TO YOU. THIS DISCUSSION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF ERISA OR THE CODE THAT MAY BE RELEVANT TO PARTICULAR INVESTORS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. IF YOU ARE AN EMPLOYEE BENEFIT PLAN SUBJECT TO ERISA, A TAX-QUALIFIED RETIREMENT PLAN, AN IRA, OR A GOVERNMENTAL, CHURCH, OR OTHER PLAN THAT IS EXEMPT FROM ERISA YOU ARE ADVISED TO CONSULT YOUR OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER APPLICABLE PROVISIONS OF ERISA, THE CODE, AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE OFFERED SECURITIES BY SUCH PLAN OR IRA.

FIDUCIARY DUTIES AND PROHIBITED TRANSACTIONS

     A fiduciary of a pension, profit-sharing, retirement or other employee benefit plan subject to ERISA (an "ERISA Plan") should consider the fiduciary standards under ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment of any portion of the ERISA Plan's assets in the Offered Securities. Accordingly, such fiduciary should consider:

     - whether the investment satisfies the diversification requirements of
       Section 404(a)(1)(C) of ERISA;

     - whether the investment is in accordance with the documents and instruments governing the ERISA Plan as required by Section 404(a)(1)(D) of ERISA;

     - whether the investment is prudent under Section 404(a)(1)(B) of ERISA;
       and

     - whether the investment is solely in the interests of the ERISA Plan participants and beneficiaries and for the exclusive purpose of providing benefits to the ERISA Plan participants and beneficiaries and defraying reasonable administrative expenses of the ERISA Plan as required by
       Section 404(a)(1)(A) of ERISA.

     In addition to the imposition of fiduciary standards, ERISA and Section 4975 of the Code prohibit a wide range of transactions between an ERISA Plan, an IRA, or certain other plans (collectively, a "Plan") and persons who have certain specified relationships to the Plan ("parties in interest" within the meaning of ERISA and "disqualified persons" within the meaning of the Code). Thus, a Plan fiduciary or person making an investment decision for a Plan also should consider whether the acquisition or the continued holding of the offered securities might constitute or give rise to a direct or indirect prohibited transaction.

PLAN ASSETS

     The prohibited transaction rules of ERISA and the Code apply to transactions with a Plan and also to transactions with the "plan assets" of a Plan. The "plan assets" of a Plan include the Plan's interest in an entity in which the Plan invests and, in certain circumstances, the assets of the entity in which the Plan holds such interest. The term "plan assets" is not specifically defined in ERISA or the Code, nor, as of the date hereof, has it been interpreted definitively by the courts in litigation. On November 13, 1986, the United States Department of Labor, the governmental agency primarily responsible for administering ERISA, adopted a final regulation (the "DOL Regulation") setting out the standards it will apply in determining whether an equity investment in an entity will cause the assets of such entity to constitute "plan assets." The DOL Regulation applies for purposes of both ERISA and Section 4975 of the Code.

     Under the DOL Regulation, if a Plan acquires an equity interest in an entity, which equity interest is not a "publicly-offered security," the Plan's assets generally would include both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulation defines a publicly-offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, or sold pursuant to an effective registration statement under the Securities Act of 1933 (provided the securities are registered under the Securities Exchange Act of 1934, as amended within 120 days after the end of the fiscal year of the issuer during which the offering occurred). Any common stock sold pursuant to this prospectus and the applicable prospectus supplement would be sold in an offering registered under the Securities Act of 1933 and is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

     The DOL Regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. However, a class of securities will not fail to be "widely held" solely because the number of independent investors falls below 100 subsequent to a public offering as a result of events beyond the issuer's control. We believe the common stock to be "widely held."

     The DOL Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all the relevant facts and circumstances. The DOL Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as may be the case with offerings of the offered securities, certain restrictions ordinarily will not affect, alone or in combination, the finding that such securities are freely transferable. We believe that the restrictions imposed under our articles of incorporation on the transfer of the common stock are limited to restrictions on transfer generally permitted under the DOL Regulation and are not likely to result in the failure of the common stock to be "freely transferable." See "Description of Common Stock -- Restrictions on Ownership." The DOL Regulation only establishes a presumption in favor of a finding of free transferability and, therefore, no assurance can be given that the Department of Labor and the U.S. Treasury Department would not reach a contrary conclusion with respect to the common stock.

     Assuming that the common stock is "widely held" and "freely transferable," we believe that the common stock constitutes publicly-offered securities for purposes of the DOL Regulation and that our assets will not be deemed to be "plan assets" of any plan that invests in the common stock.

     Additional ERISA considerations that apply to the acquisition or continued holding of offered securities that are common stock warrants, preferred stock, depositary shares or debt securities that are convertible into equity securities will be contained in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell our securities to one or more underwriters for public offering and sale by them or may sell the offered securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the offered securities will be named in the applicable prospectus supplement.

     Underwriters may offer and sell our securities at a fixed price or prices, which may be changed, related to the prevailing market prices at the time of sale, or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell our securities upon the terms and conditions set forth in an applicable prospectus supplement. In connection with the sale of our securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of our securities for whom they may act as agent. Underwriters may sell our securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation we pay to underwriters or agents in connection with the offering of our securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the our securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

     If so indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by certain institutions to purchase our securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to contracts shall be not less or more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (i) the purchase by an institution of the offered securities covered by its contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the offered securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of our securities less the principal amount thereof covered by contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of our securities will be passed upon for us by Shaw Pittman, Washington, D.C., a partnership including professional corporations. In addition, the description of federal income tax consequences contained in this Prospectus is based upon the opinion of Shaw Pittman.

                                    EXPERTS

     The consolidated balance sheets and financial statement schedules of Commercial Net Lease Realty, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity and statements of cash flows for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein, and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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                        COMMERCIAL NET LEASE REALTY, INC.


                                   $50,000,000
                              7.75% NOTES DUE 2012




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                              PROSPECTUS SUPPLEMENT

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                               WACHOVIA SECURITIES




                                  MAY 30, 2002

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We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus supplement or the prospectus in connection with the offering made by this prospectus supplement. You must not rely on unauthorized information. Neither this prospectus supplement nor the prospectus is an offer to sell these notes or our solicitation of your offer to buy the notes in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus supplement and prospectus nor any sales made hereunder after the date of the prospectus supplement shall create an implication that the information contained herein or the affairs of our company have not changed since the date hereof.

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